Management’s Discussion & Analysis

Management’s Discussion and Analysis
of Financial Condition and
Results of Operations

28	Caution Regarding Forward-Looking Statements
28	Controls and Procedures
29	Summary of Critical Accounting Policies

Group Financial Performance

30	Net Income
30	Total Revenue
30	Net Interest Income
30	Assets and Liabilities
32	Other Income
34	Non-interest Expenses and Productivity
34	Taxes
36	Credit Quality
38	Capital Management

Business Lines

41	Overview
42	Domestic Banking
48	International Banking
51	Scotia Capital

Risk Management

54	Overview
54	Credit Risk
56	Market Risk
59	Liquidity Risk
60	Off-Balance Sheet Arrangements
62	Operational Risk
63	Reputational Risk
63	Environmental Risk

Supplementary Data

64	Credit Risk
69	Capital
70	Other Information

2003 Scotiabank Annual Report	27

Management’s Discussion & Analysis

Caution Regarding Forward-Looking Statements

This document includes forward-looking statements which are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These statements include comments with respect to our objectives, strategies, expected financial results (including those in the area of risk management), and our outlook for our businesses and for the Canadian, U.S. and global economies.

     By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. The Bank cautions readers not to place undue reliance on these statements, as a number of important factors could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the economic and financial conditions in Canada and globally, fluctuations in interest rates and currency values, liquidity, regulatory developments in Canada and elsewhere, technological developments, consolidation in the Canadian financial services sector, competition, judicial and regulatory proceedings, the possible impact of international conflicts and other developments, including terrorist acts and the war on terrorism, and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, business financial condition or liquidity.

     The Bank cautions that the foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Bank, investors and others should carefully consider the foregoing factors, other uncertainties and potential events. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on behalf of the Bank.

Controls and Procedures

As of October 31, 2003, the Bank’s management evaluated the effectiveness of the design and operation of its disclosure controls and procedures (disclosure controls) and internal controls over financial reporting (internal controls), as defined under rules adopted by the U.S. Securities and Exchange Commission. This evaluation was performed under the supervision of, and with the participation of, the Chief Executive Officer and the Chief Financial Officer.

     Disclosure controls are procedures designed to ensure that information required to be disclosed in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis, and is accumulated and communicated to the Bank’s management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Internal controls are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. This permits the preparation of the Bank’s consolidated financial statements in accordance with Canadian generally accepted accounting principles, including the accounting requirements of the Superintendent of Financial Institutions Canada.

     The Bank’s management, including the Chief Executive Officer and the Chief Financial Officer, does not expect that the Bank’s disclosure controls or internal controls will prevent or detect all error and all fraud. Because of the inherent limitations in all control systems, an evaluation of controls can provide only reasonable, not absolute assurance, that all control issues and instances of fraud or error, if any, within the Bank have been detected.

     Based on the evaluation of disclosure controls and internal controls, the Chief Executive Officer and the Chief Financial Officer have concluded that, subject to the inherent limitations noted above:

•	the Bank’s disclosure controls are effective in ensuring that material information relating to the Bank is made known to management on a timely basis, and is included as appropriate in this annual report; and

•	the Bank’s internal controls are effective in providing reasonable assurance that the Bank’s consolidated financial statements are fairly presented in accordance with Canadian generally accepted accounting principles, including the accounting requirements of the Superintendent of Financial Institutions Canada.

     To the best of management’s knowledge and belief, no change in internal controls occurred during the financial year ended October 31, 2003, that has materially affected, or is reasonably likely to materially affect, internal controls.

28	2003 Scotiabank Annual Report

Management’s Discussion & Analysis

Summary of Critical Accounting Policies

The Bank’s accounting policies are integral to understanding and interpreting the financial results reported in this annual report. The significant accounting policies used in preparing the Bank’s consolidated financial statements are summarized in Note 1 to those statements. Certain of those policies are considered to be particularly important to the presentation of the Bank’s financial position and results of operations, because they require management to make difficult, complex or subjective judgments, often as a result of matters that are inherently uncertain. The following is a discussion of those policies.

Allowance for credit losses

The allowance for credit losses represents management’s estimate of the probable incurred losses inherent in the portfolio of deposits with banks, loan substitute securities, securities purchased under resale agreements, loans, acceptances, and other indirect credit commitments, such as letters of credit and guarantees. Management undertakes regular reviews of credit quality to determine the adequacy of the allowance for credit losses. This determination involves estimates and judgments at many levels, including identifying credits that are impaired, and considering factors specific to individual credits, as well as the impact of portfolio characteristics and risks. Changes in these estimates, or using different but also reasonable judgments and estimates, could have a direct impact on the provision for credit losses and could result in a change in the related allowance.

     In determining specific allowances applicable to individual credit exposures, management must first form a judgment as to whether a loan is impaired, and then as to its estimated net realizable value, based on available evidence about the individual borrower. This process requires management to make a number of significant judgments and estimates, including estimates as to the amount and timing of future cash flows, the fair value of any underlying security, costs of realization, observable market prices, and expectations about the future prospects of the borrower and any guarantors.

     Specific allowances for homogenous portfolios, including credit card loans, certain personal loans, and certain international residential mortgages are determined on a group basis. This process involves estimating the probable losses inherent in the portfolio, using a formula method that takes into account recent loss experience of the portfolio.

     The general allowance is intended to estimate probable incurred losses inherent in the loan portfolio that have not yet been identified on an item-by-item basis. Many factors can affect management’s estimate of the required level of the general allowance, including risk rating migrations, the volatility of default probabilities, loss severity in the event of default, and exposure at default. Management considers observable data, such as economic trends and business conditions, portfolio concentrations, and recent trends in volumes and severity of delinquencies, in forming a judgment as to the quantum of any adjustments required to the general provision.

Fair value of financial instruments

Financial instruments held for trading purposes, including trading securities and derivatives, are carried at fair value, with changes in fair value recorded in the income statement. Most trading securities are recorded at quoted market prices. Trading derivatives, which include derivatives transacted with customers to accommodate their risk management needs and derivatives used to generate trading income from the Bank’s proprietary trading positions, are recorded at quoted market prices, where available. Where quoted market prices are not available, fair values are determined using other valuation techniques, including discounted cash flow and option pricing models that are based on independently sourced market interest rate yield curves, foreign currency rates and option volatility factors. Management applies judgment in the selection of the models and the various inputs, as well as in the determination of any valuation adjustments to cover future risks and related costs. Any imprecision in these estimates can affect the recorded fair value.

Other than temporary impairment of investment securities

Investment securities comprise debt and equity securities held for liquidity and longer-term investment. Investment securities are held at cost or, in the case of debt securities, at amortized cost. In circumstances where management determines that an other-than-temporary impairment of an investment security has occurred, the carrying value of the security is written down to its estimated net realizable value. This determination involves a number of judgments and estimates.

     Management’s judgment as to the existence of an other-than-temporary impairment takes into account the length of time that the market value of a security has been below its carrying value, prospects for recovery in market value, and factors such as the company’s financial condition and future prospects. Once management has determined that the security has suffered an other-than-temporary decline in value, management must form a judgment as to the estimated net realizable value of the security. In making this estimate, management considers all of the data gathered during the impairment evaluation process, as well as its plans and actions for the security.

     If different judgments and estimates were used, the determination of which securities have suffered an other-than-temporary impairment and the amount of any associated impairment charge could differ from the amounts actually recorded.

2003 Scotiabank Annual Report	29

Management’s Discussion & Analysis

Group Financial Performance

Net Income

Scotiabank reported net income of $2,477 million in 2003, up 38% from last year. Excluding the charges related to Argentina in 2002, underlying earnings growth was $140 million or 6%. The year-over-year growth was principally due to lower credit losses and growth in business volumes, partially offset by the negative impact of foreign currency translation due to the stronger Canadian dollar.

Total Revenue

Total revenue (on a taxable equivalent basis)(1) was $10,443 million, a reduction of $442 million or 4% this year. Excluding the negative impact of foreign currency translation ($550 million), and the sales of the domestic merchant acquirer business ($175 million) and Scotiabank Quilmes in Argentina ($36 million) last year, revenues rose by 3%, with solid underlying growth in Domestic Banking and in many parts of the Bank’s international operations, most notably in Mexico, Jamaica and other units in the Caribbean. This was partially offset by narrower U.S. dollar funding margins.

Net Interest Income

Net interest income was $6,428 million (on a taxable equivalent basis), a reduction of $515 million or 7% from 2002, following a decrease in average assets of $8.3 billion and a compression of the margin. Excluding foreign currency translation and the sale of Scotiabank Quilmes in Argentina last year, there was an underlying decrease of 1%.

     The Bank’s net interest margin (net interest income as a percentage of average assets) (TEB) was 2.23% in 2003, a reduction of 11 basis points from the previous year. The majority of this resulted from a decline in U.S. dollar funding margins from last year’s record levels. The Canadian margin also fell slightly year over year.

     Canadian currency net interest income was $3,720 million, an increase of $193 million or 5%, entirely driven by substantial asset growth in Domestic Banking. This was partially offset by a small compression in the margin, caused by lower net interest revenues from trading activities and a narrower spread between fixed rate loans and wholesale funding.

     Foreign currency net interest income of $2,708 million fell $708 million year over year, of which $365 million was from foreign currency translation and $56 million from the sale of Scotiabank Quilmes in Argentina in 2002. The remaining decline was due to narrower U.S. dollar funding margins, and a reduction in U.S. corporate lending volumes. Partially offsetting these were volume and margin growth in Jamaica and Mexico.

Outlook

Canadian currency net interest income is expected to increase in 2004, mainly from volume growth. Foreign currency net interest income is anticipated to decline slightly, entirely from the ongoing negative impact of foreign currency translation. However, this is partly offset by expected wider funding spreads and growth in the Caribbean and Mexico.

Assets and Liabilities

Assets

Average loans and acceptances (excluding resale agreements) were $158 billion in 2003, a reduction of $1 billion from the prior year. However, excluding foreign currency translation, there was an underlying increase of $4 billion. This was driven by strong growth in residential mortgages and personal lending in Domestic Banking, partially offset by a reduction in corporate lending in the U.S.

     Domestic retail lending was up 9.5% in 2003. Adjusted for securitizations, the underlying growth in average retail lending in Canada was a substantial 10%. Canadian residential mortgages increased 9%, due to robust housing markets, as well as innovative products introduced by the Bank, such as the Ultimate Variable Rate™ mortgage, which continued to be popular with customers. The Bank’s mortgage market share increased by 22 basis points, the second consecutive year of strong market share gains. Both our ScotiaLine® and ScotiaLine® VISA volumes grew in excess of 20% year over year, the latter experiencing its fourth consecutive year of substantial growth.

     In Scotia Capital, U.S. corporate loan volumes dropped significantly as a result of more selective lending and from

(1)	The Bank, like many banks, analyzes revenues, net interest margin on total average assets, and the productivity ratio, on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt income earned on certain securities and recorded in the consolidated financial statements on a GAAP basis to an equivalent before-tax basis. The corresponding offset is made in the provision for income taxes. Management believes that this basis for measurement provides a uniform comparability of net interest income arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. This use of TEB results in measures that are different from comparable GAAP measures, and may not be the same as measures presented by other companies. The amount of the taxable equivalent adjustment is shown in Table 6 on page 35.

30	2003 Scotiabank Annual Report

Management’s Discussion & Analysis

Table 1 Average balance sheet and interest margin(1)

	2003		2002

Taxable equivalent basis	Average	Average	Average	Average
For the fiscal years ($ billions)	balance	rate	balance	rate

Assets
Interest-bearing deposits with banks	$16.2	2.72%	$17.3	3.31%
Securities	58.3	5.38	59.8	5.61
Loans:
Residential mortgages	57.9	5.93	54.8	6.29
Personal and credit cards	24.5	8.09	21.2	8.54
Business and governments	67.3	5.44	74.7	5.86
Securities purchased under resale agreements	27.8	3.13	32.4	3.31

	177.5	5.60	183.1	5.85

Total earning assets	252.0	5.37	260.2	5.63
Customers’ liability under acceptances	8.0	—	8.6	—
Other assets	28.5	—	28.1	—

Total assets	$288.5	4.69%	$296.9	4.93%

Liabilities and shareholders’ equity
Deposits:
Personal	$75.9	2.93%	$75.2	3.27%
Business and governments	89.3	2.88	91.5	2.60
Banks	25.2	1.70	27.2	2.50

	190.4	2.74	193.9	2.85

Obligations related to securities sold under repurchase agreements	30.8	3.54	34.7	3.78
Subordinated debentures	3.2	4.35	4.7	4.37
Other interest-bearing liabilities	15.5	4.17	14.7	4.49

Total interest-bearing liabilities	239.9	2.96	248.0	3.10
Other liabilities including acceptances	33.9	—	34.1	—
Shareholders’ equity	14.7	—	14.8	—

Total liabilities and equity	$288.5	2.46%	$296.9	2.59%

Net interest margin		2.23%		2.34%

(1)	Average of daily balances.

Table 2 Volume/rate analysis of changes in net interest income

	2003 versus 2002			2002 versus 2001
	Increase (decrease) due to change in:			Increase (decrease) due to change in:

Taxable equivalent basis	Average	Average	Net	Average	Average	Net
For the fiscal years ($ millions)	volume	rate	change	volume	rate	change

Net interest income
Assets	$(411)	$(701)	$(1,112)	$1,232	$(3,809)	$(2,577)
Liabilities and shareholders’ equity	216	381	597	(647)	3,737	3,090

Total	$(195)	$(320)	$(515)	$585	$(72)	$513

2003 Scotiabank Annual Report	31

Management’s Discussion & Analysis

foreign currency translation. Volumes also fell in both Canadian and European corporate lending portfolios.

     Personal lending in the Caribbean declined by 4%. However, excluding the effect of foreign currency translation, it rose by 7%, and personal loans and credit cards doubled over the course of the year in Scotiabank Inverlat.

     Average other earning assets (excluding lending business) fell by $7 billion from 2002. These assets include securities, funds on deposits with other banks (used primarily to maintain liquidity) and securities resale agreements. The majority of this decrease was in securities resale agreements in Scotia Capital.

Liabilities

     Liabilities declined by $10 billion, entirely from the $21 billion negative impact of foreign currency translation. Average deposits totaled $190 billion in 2003, a decrease of $3.5 billion from last year.

     Canadian currency personal deposits grew by $3 billion, primarily from the continued popularity of the Money Master® High Interest Savings Account which offers the highest savings account rate among the major banks. As a result, our personal savings and chequing market share rose by approximately 69 basis points this year. The Bank recently introduced the 3-year and 5-year Ultimate™ GICs which combine the benefits of a long-term GIC with the flexibility of a cashable GIC.

     The Bank continued to be successful in growing business deposits. A Money Master for business™ account was introduced during 2003 and current account deposits grew by 10%, the ninth consecutive year of double-digit growth.

Outlook

In 2004, asset and deposit growth is expected in Canada and in our international operations.

Other Income

Other income was $4,015 million in 2003, an increase of $73 million or 2% from last year. Excluding the impact of foreign currency translation and the sales of the domestic merchant acquirer business and Scotiabank Quilmes in Argentina last year, the year-over-year growth in other income was substantially higher at $413 million or 11%.

     Card revenues fell $76 million in 2003. After excluding the impact of foreign currency translation and the sale of businesses, growth was $36 million, primarily from the maturity of certain credit card securitizations and higher revenues in Scotiabank Inverlat.

     Fees from deposit and payment services of $593 million were $37 million or 7% higher than last year. Retail and current account service charges and ABM revenues in Domestic Banking were the main contributors to this increase, as a result of fee increases and higher transaction volumes, partially resulting from an increase in the number of ABMs.

     Mutual fund fees were 8% lower year over year at $161 million, mainly from a reduction in average mutual fund balances in Canada.

     Revenues from investment, brokerage and trust services fell by $18 million to $455 million, entirely from lower retail brokerage commissions. However, customer trading activity and retail brokerage commissions picked up in the last quarter of the year.

     Credit fees rose to a record $684 million in 2003, notwithstanding the negative impact of foreign currency translation. Higher syndication and letters of credit/guarantee fees more than offset a decline in standby and acceptance fees.

     Trading revenues of $501 million increased a substantial $62 million from the prior year, primarily as a result of strong securities trading results. Record revenues were achieved in foreign exchange and precious metals. Investment banking performed extremely well in 2003, with revenues of $673 million, an increase of 14% from last year, including a record performance in underwriting.

     Net gains on the sale of investment securities fell by $20 million from the prior year, although they remained significant at $159 million. The Bank took advantage of falling interest rates at various times in the year to realize bond gains, although these were below the record gains in 2002. As well, there were substantially lower writedowns of equity and merchant banking investments in 2003.

     Securitization revenues of $140 million were $22 million below the previous year following the maturity of certain credit card and revolving credit securitizations. This reduction was offset by higher fee-based revenues and an increase in net interest income.

     The remaining categories of other income increased by $128 million year over year, from higher gains on credit default swaps and growth in insurance revenues. As well, included in 2002 was a charge of $87 million related to Argentina.

Outlook

     Steady growth is expected in most of the fee-based revenues in Domestic Banking, International Banking and Scotia Capital. As well, the trading businesses are planned to grow.

32	2003 Scotiabank Annual Report

Management’s Discussion & Analysis

Table 3 Other income

							2003
							versus
For the fiscal years ($ millions)	2003	2002		2001	2000	1999	2002

Card revenues	$204	$280		$211	$116	$133	(27)%
Deposit and payment services
Deposit services	479	445		456	433	402	8
Other payment services	114	111		105	75	67	3

	593	556		561	508	469	7

Mutual funds	161	174		161	131	115	(8)
Investment management, brokerage and trust
Retail brokerage	280	304		317	389	273	(8)
Investment management and custody	53	32		33	85	97	64
Personal and corporate trust	122	137		127	128	119	(11)

	455	473		477	602	489	(4)

Credit fees
Commitment and other credit fees	565	540		504	512	438	5
Acceptance fees	119	131		136	120	105	(9)

	684	671		640	632	543	2

Trading revenues	501	439	(1)	447	326	291	14
Investment banking
Underwriting fees and other commissions	472	405		352	278	268	17
Foreign exchange and other	201	187		246	152	147	7

	673	592		598	430	415	14

Net gain on investment securities	159	179	(1)	217	358	343	(11)
Securitization revenues	140	162		220	206	155	(13)
Other	445	317	(1)	447	274	230	41

Total before the undernoted	4,015	3,843		3,979	3,583	3,183	4
Gains on sale of businesses	—	99		92	82	—	(100)

Total other income	$4,015	$3,942		$4,071	$3,665	$3,183	2%

Percentage increase (decrease) over previous year	2%	(3)%		11%	15%	11%

(1)	The following items were impacted by Argentine charges — trading revenues included a gain of $4, net gain on investment securities included a charge of $20 and other included a charge of $87. Refer to Table 26 on page 70.

Table 4 Trading revenue

Taxable equivalent basis
For the fiscal years ($ millions)	2003	2002	2001	2000	1999

Reported in other income
Securities trading	$78	$(36)	$92	$108	$67
Foreign exchange and precious metals trading	281	257	216	148	150
Derivative and other trading	142	218	139	70	74

	501	439	447	326	291
Reported in net interest income	301	337	190	126	85

Total trading revenue	$802	$776	$637	$452	$376

% of total revenues (net interest income plus other income)	7.7%	7.1%	6.1%	5.0%	4.7%

2003 Scotiabank Annual Report	33

Management’s Discussion & Analysis

Non-interest Expenses and Productivity

Non-interest expenses totalled $5,731 million in 2003, a decrease of $243 million or 4% from 2002. Adjusting for the impact of foreign currency translation, the sales last year of the domestic merchant acquirer business and Scotiabank Quilmes, and expense recoveries in 2002 related to prior years’ tax credits, operating expenses grew by $329 million or 6% over 2002.

     Salaries and staff benefits — which comprise almost 60% of total non-interest expenses — were essentially flat year over year, increasing by $17 million or less than one per cent. Adjusting for the factors noted above, salaries and staff benefits increased $216 million or 7% in 2003. This arose from normal growth in employee salaries, accompanied by higher performance and stock-based compensation because of the Bank’s strong overall performance, as well as the substantial 43% increase in the Bank’s share price in 2003.

     Pension expenses were also higher year over year because of lower asset values and a reduction in the assumed rate of return on pension assets. The Bank’s pension plans remained in a surplus position of $182 million at October 31, 2003.

     Premises and technology expenses declined $27 million or 2%. However, adjusting for the factors noted above, expenses increased $76 million or 7%. The largest contributor to the growth was higher technology-related spending on initiatives to upgrade both the domestic and international branch operations. These upgrades are intended to replace older technology platforms with newer systems that will position us to offer new products, enhance customer service or achieve further efficiencies. In addition, the Bank outsourced its cheque processing operations to Symcor in 2003 to take advantage of scale and new technologies. These outsourcing expenses are reported in technology spending rather than in several other categories, such as salaries, depreciation and other expenses.

     Most of the remaining expenses were lower or relatively flat compared to 2002, as increases related to volume growth and business initiatives were more than offset by the impact of foreign currency translation and the sale of businesses. However, the Other Expenses category rose 7% from last year, mainly reflecting higher litigation expenses in 2003 and the tax credits received in 2002 related to prior years.

     The Bank’s consistent focus on expense control continues to be reflected in its industry-leading productivity ratio of 54.9%, which was unchanged from last year.

Outlook

A moderate increase in operating expenses is expected in 2004. The Bank will continue to invest in technology and new products while maintaining its cost control discipline. It is anticipated that the productivity ratio will remain below the target of 58%.

Taxes

The Bank is subject to a variety of taxes, including direct taxes on income by Canadian federal and provincial governments and the governments of foreign jurisdictions in which the Bank operates, and several indirect taxes. Provision for income taxes (taxable equivalent basis) and other taxes were $1.5 billion in 2003, an increase of $155 million from last year.

     The overall increase in taxes occurred almost entirely in the provision for income taxes because of an increase in the Bank’s pre-tax earnings. However, the Bank’s effective tax rate for the year was 22.2%, a decline from 23.0% in 2002, primarily due to a 2.0% reduction in the Canadian federal and provincial tax rates, and higher tax-exempt dividend income. These tax savings were partly offset by a lower relative contribution from international subsidiaries with lower effective tax rates, mainly because of the impact of the stronger Canadian dollar.

     Indirect taxes totaled $393 million in 2003, a reduction of $38 million year over year. This was largely from the sale of Scotiabank Quilmes last year, the full-year impact of a reduction in CDIC premiums in 2002, and lower expenses in Inverlat.

Outlook

We anticipate that the Bank’s effective tax rate will decline in 2004.

34	2003 Scotiabank Annual Report

Management’s Discussion & Analysis

Table 5 Non-interest expenses and productivity

						2003
						versus
For the fiscal years ($ millions)	2003	2002	2001	2000	1999	2002

Salaries and staff benefits
Salaries	$2,921	$2,925	$2,856	$2,594	$2,297	—%
Pension and other staff benefits	440	419	364	350	330	5

	3,361	3,344	3,220	2,944	2,627	1

Premises and technology
Net premises rent	180	192	200	179	187	(6)
Premises repairs and maintenance	44	53	49	39	39	(17)
Property taxes	56	57	59	55	61	(2)
Computer equipment, software and data processing	498	456	404	309	328	9
Depreciation	208	243	243	267	254	(14)
Other premises costs	170	182	178	146	138	(7)

	1,156	1,183	1,133	995	1,007	(2)

Communications
Telecommunications	68	74	75	62	66	(8)
Stationery, postage and courier	183	207	210	190	175	(12)

	251	281	285	252	241	(11)

Advertising and business development
Advertising and promotion	103	105	118	90	87	(2)
Travel and business development	96	103	99	86	79	(7)

	199	208	217	176	166	(4)

Professional	141	136	157	150	143	4

Business and capital taxes
Business taxes	90	118	121	83	115	(25)
Capital taxes	54	50	87	93	91	8

	144	168	208	176	206	(15)

Other
Employee training	37	42	43	34	28	(10)
Amortization of goodwill and other intangibles	29	28	52	28	23	1
Other	382	347	347	398	335	11

	448	417	442	460	386	8

Total before the undernoted	5,700	5,737	5,662	5,153	4,776	(1)
Loss on disposal of subsidiary operations(1)	31	237	—	—	—	(87)
Restructuring provisions following acquisitions	—	—	—	(34)	(20)	—

Total non-interest expenses	$5,731	$5,974	$5,662	$5,119	$4,756	(4)%

Productivity ratio (TEB)	54.9%	54.9%	53.9%	56.5%	59.3%

(1)	Refer to Table 26 on page 70.

Table 6 Taxes

						2003
						versus
For the fiscal years ($ millions)	2003	2002	2001	2000	1999	2002

Income taxes
Provision for income taxes(1)	$784	$601	$876	$990	$867	30%
Taxable equivalent adjustment	278	268	230	194	163	4

Provision for income taxes (TEB)	1,062	869	1,106	1,184	1,030	22

Other taxes
Payroll taxes	139	149	149	146	143	(6)
Business and capital taxes	144	168	208	176	206	(15)
Goods and services and other	110	114	110	107	113	(2)

Total other taxes	393	431	467	429	462	(9)

Total taxes(2)	$1,455	$1,300	$1,573	$1,613	$1,492	12%

(1)	Includes provision for (recovery of) income tax related to Argentine charges of $3 (2002 — $(254); 2001 — $(38)). Refer to Table 26 on page 70.

(2)	Comprised of $960 of Canadian taxes (2002 — $818; 2001 — $1,043; 2000 — $1,175; 1999 — $1,017) and $495 of foreign taxes (2002 — $482; 2001 — $530; 2000 — $438; 1999 — $475).

2003 Scotiabank Annual Report	35

Management’s Discussion & Analysis

Credit Quality

Impaired Loans

Net impaired loans after deducting the general allowance were $47 million as at October 31, 2003, a significant decrease of $573 million from a year ago. The largest declines were in U.S. corporate lending, reflecting an improvement in credit conditions for certain borrowers, and actions taken by the Bank. There was also a decline in International Banking due to foreign currency translation and a reclassification of foreclosed assets from impaired loans to other assets in accordance with a new CICA accounting standard. These reductions were partially offset by an increase of $209 million in Scotia Capital Europe.

     As shown in the chart at the right, net impaired loans as a percentage of loans and acceptances were 0.03% at October 31, 2003, much lower than 0.32% a year ago.

     In Domestic Banking in Canada, the retail loan portfolio remained in excellent condition throughout the year. The commercial business loan portfolio improved slightly during the year as gross impaired loans fell by $41 million to $184 million.

     In International Banking, gross impaired loans declined by $455 million. Of this decline, $388 million was in Latin America, reflecting a lower level of problem loans in Mexico, El Salvador and Chile, as well as a reduction in cross-border loans to Argentina. There were smaller decreases in the Caribbean, Asia and Europe. The International loan portfolio remains in good condition.

     In Scotia Capital, credit conditions improved in the U.S. portfolio, particularly in the cable & telecommunications and power & energy trading sectors. As a result, U.S. gross impaired loans decreased by $604 million to $1,084 million. The impaired loans in Europe increased by $273 million to $386 million as the loan portfolio came under some pressure in 2003. The impaired loans in Canada also rose to $199 million from $127 million.

Specific provision for credit losses

In 2003, the specific provision for credit losses was $893 million, a significant improvement from $2,029 million last year. Excluding the provision of $454 million in 2002 related to the Bank’s exposure to Argentina and reversals of $64 million in 2003 related to Argentine cross-border loans, the underlying provision for credit losses was $957 million this year, a sharp reduction from the underlying provision of $1,575 million last year.

     Domestic Banking provisions were $272 million, a decrease of $10 million from last year, as credit quality remained strong in both the retail and commercial loan portfolios.

     In International Banking, provisions were $73 million. Excluding the provision of $454 million in 2002 related to the Bank’s exposure to Argentina, and reversals of $64 million in 2003 related to Argentine cross-border loans, provisions were $137 million, up from $69 million in 2002. This arose mainly because of lower recoveries in Scotiabank Inverlat in Mexico and higher provisions in the Caribbean, partly reflecting loan growth in recent years.

     In Scotia Capital, the specific provisions were $549 million, a substantial decline of $698 million from 2002. This reduction was entirely in the U.S. portfolio as the concerns in the cable & telecommunications and power & energy trading sectors subsided because of better credit conditions, including more robust capital markets. However, loan losses rose in Europe by $76 million to $155 million and in Canada from $37 million to $124 million, following a deterioration in a small number of accounts.

General allowance

The general allowance for credit losses remained unchanged during 2003 at $1,475 million or 0.95% of risk-weighted assets.

Outlook

In 2004, a continuation of the positive trends noted in the past year, particularly in Scotia Capital’s U.S. portfolio, is dependent on the ongoing economic recovery and strong capital markets. In Canada, there is some uncertainty about the effects on our borrowers of the rapid appreciation of the Canadian dollar and a number of unusual events that occurred in 2003. However, given recent trends, the Bank’s overall provision for credit losses in 2004 is expected to be lower than in 2003.

36	2003 Scotiabank Annual Report

Management’s Discussion & Analysis

Table 7 Impaired loans by business line(1)

	2003

		Allowance
		for credit
As at October 31 ($ millions)	Net	losses(2)	Gross	2002	2001	2000	1999

Domestic
Retail	$102	$(190)	$292	$287	$258	$270	$332
Commercial	59	(125)	184	225	332	343	396

	161	(315)	476	512	590	613	728

International(2)
Latin America	102	(505)	607	995	1,587	432	248
Caribbean	199	(106)	305	329	283	261	229
Asia	51	(91)	142	164	302	341	285
Europe	36	(27)	63	84	63	66	55

	388	(729)	1,117	1,572	2,235	1,100	817

Scotia Capital
Canada	80	(119)	199	127	203	111	127
United States	650	(434)	1,084	1,688	1,280	865	694
Other	243	(143)	386	113	156	76	39

	973	(696)	1,669	1,928	1,639	1,052	860

Gross impaired loans			3,262	4,012	4,464	2,765	2,405
Allowance for credit losses — specific and country risk(2)		(1,740)		(1,917)	(2,730)	(1,526)	(1,261)

	1,522			2,095	1,734	1,239	1,144
Allowance for credit losses — general	(1,475)	(1,475)		(1,475)	(1,475)	(1,300)	(1,300)

Net impaired loans after general allowance	$47			$620	$259	$(61)	$(156)

Net impaired loans as a % of loans and acceptances	0.03%			0.32%	0.14%	(0.03)%	(0.10)%
Allowance for credit losses as a % of gross impaired loans		99%		85%	94%	102%	107%

(1)	Interest recorded as income on impaired loans was $31 (2002 — $38; 2001 — $55; 2000 — $62; 1999 — $28). This amount related to the international portfolios.

(2)	Includes designated emerging market gross impaired loans and offsetting country risk provision of $21 at October 31, 2003 (2002 — $25; 2001 — $25; 2000 — $24; 1999 — $25).

Table 8 Provisions for credit losses

For the fiscal years ($ millions)	2003		2002		2001	2000	1999

Specific provisions for credit losses
Net specific provisions	$1,057		$2,198		$1,373	$878	$623
Recoveries	(164)		(169)		(123)	(113)	(138)

Net specific provisions for credit losses	893	(1)	2,029	(1)	1,250	765	485
General provision	—		—		175	—	150	(2)

Total net provisions for credit losses	$893		$2,029		$1,425	$765	$635

(1)	Excluding reversals of credit losses (2002 — provision for credit losses) related to Argentina, net specific provisions were $957 in 2003 (2002 — $1,575).

(2)	Refer to footnote (1) on page 118.

2003 Scotiabank Annual Report	37

Management’s Discussion & Analysis

Capital Management

Scotiabank’s sizable capital base contributes to its safety, fosters strong investor confidence, supports its high credit ratings and enables the Bank to capitalize on growth opportunities.

     Capital is a critical and strategic resource, so it is actively managed by the Bank. Adjustments to our capital structures are made based on changes to the balance sheet and risk-weighted assets, the cost of various types of capital, desired leverage, future investment plans and impact on shareholder returns. The Bank continues to successfully balance the competing requirements of regulators, rating agencies, shareholders and depositors.

The components of capital

Capital adequacy for Canadian banks is governed by the requirements of the Office of the Superintendent of Financial Institutions (OSFI). These requirements are consistent with the international standards set by the Bank for International Settlements (BIS).

     Under these standards, bank regulatory capital consists of two components — Tier 1 capital and Tier 2 capital. Tier 1 capital consists primarily of common shareholders’ equity, trust securities and non-cumulative preferred shares. Tier 2 capital consists mainly of subordinated debentures and a portion of the general allowance. While both components provide important support for banking operations and protection for depositors, Tier 1 capital, representing more permanent forms of capital, is of particular importance to regulators, financial markets and investors.

Tier 1 Capital

Tier 1 capital grew by a moderate $0.3 billion in the year to $16.7 billion.

•	Retained earnings rose by $1.35 billion. Earnings (net of dividends) of $1.58 billion were reduced by the $220 million premium paid on the purchase of common shares and redemption of preferred shares.

•	As well, shareholders’ equity declined by $1.2 billion due to unrealized foreign currency translation losses caused by the strengthening of the Canadian dollar.

•	The non-controlling interest in subsidiaries increased by $414 million primarily due to the issuance of $750 million in Scotiabank Trust Securities (BaTS II). This was partially offset by the $366 million reduction in non-controlling interest arising from the acquisition of an additional 36% of Scotiabank Inverlat.

•	Partly offsetting the above increases were the redemptions of the Series 8 and 9 non-cumulative preferred shares during the year, amounting to $475 million.

     Scotiabank has a solid record of internal capital generation, among the highest of the Canadian banks. During the past seven years, the Bank generated $8.3 billion in internal capital as a result of record income levels.

Tier 2 Capital

Tier 2 capital decreased by $0.9 billion in 2003 due to the redemption or maturity of three debenture issues during the year.

Capital ratio

Capital adequacy is measured by capital ratios, which are calculated by dividing capital by risk-weighted assets. Successful capital management requires careful and close attention to both the capital base and risk-weighted assets.

     Scotiabank’s Tier 1 ratio rose substantially to 10.8% as at October 31, 2003, an increase of 90 basis points from the previous year. The total capital ratio grew by 50 basis points to 13.2%, notwithstanding the maturity or redemption of three debenture issues. Both ratios remained among the highest of the major Canadian banks. More importantly, the Bank’s ratio of tangible common equity (which is comprised of common equity less unamortized goodwill and intangible assets) to risk-weighted assets at year end was 8.9%, 60 basis points higher than a year ago, remaining the strongest of the major Canadian banks and very good by any standards.

Dividends

Our very strong capital position allowed us to increase dividends twice in 2003, resulting in a year-over-year increase of 16%. Furthermore, a dividend increase of 6 cents to 50 cents per share was announced effective in January, 2004. With this increase, dividends have more than doubled since 1999, and have risen by a compound annual rate of 11.6% over the past 10 years.

     The Bank’s target dividend payout ratio was raised to 35 to 45% of earnings per share, up from 30 to 40%. Our payout ratio was 35% in 2003.

38	2003 Scotiabank Annual Report

Management’s Discussion & Analysis

Table 9 Regulatory capital

As at October 31 ($ millions)	2003	2002	2001	2000	1999

Tier 1 capital
Common shareholders’ equity	$13,814	$13,502	$12,833	$11,200	$9,631
Non-cumulative preferred shares	800	1,275	1,775	1,775	1,775
Non-controlling interest in subsidiaries(1)	2,326	1,912	1,086	729	198
Less: Goodwill	(270)	(299)	(400)	(297)	(138)

	16,670	16,390	15,294	13,407	11,466

Tier 2 capital
Subordinated debentures (net of amortization)	2,595	3,372	4,933	4,990	5,114
Eligible amount of general allowance(2)	1,352	1,448	1,442	1,171	1,067

	3,947	4,820	6,375	6,161	6,181

Less: Investments in associated corporations and other items	(209)	(250)	(329)	(539)	(742)

Total capital	$20,408	$20,960	$21,340	$19,029	$16,905

Total risk-weighted assets ($ billions)	$154.5	$165.4	$164.8	$156.1	$142.3

Capital ratios
Tier 1 capital ratio	10.8%	9.9%	9.3%	8.6%	8.1%
Total capital ratio	13.2%	12.7%	13.0%	12.2%	11.9%

(1)	Includes Scotiabank Trust Securities (BaTS), an innovative capital instrument.

(2)	Under OSFI guidelines, the general allowance was included in Tier 2 capital up to a maximum of 0.875% of risk-weighted assets. Prior to October 2001, this limit was 0.75%.

Table 10 Changes in Regulatory Capital

For the fiscal years ($ millions)	2003	2002		2001	2000	1999

Total capital, beginning of year	$20,960	$21,340		$19,029	$16,905	$16,003
Internally generated capital
Net income	2,477	1,797		2,169	1,926	1,551 (1)
Preferred and common share dividends	(901)	(837)		(729)	(604)	(537)

	1,576	960		1,440	1,322	1,014
External financing
Debentures (net of amortization)	(777)	(1,561)		(57)	(124)	(25)
Preferred shares	(475)	(500)		—	—	—
Innovative Tier 1 capital instruments(2)	750	750		—	500	—
Common shares	139	82		155	87	53
Purchase of shares and premium on redemption	(220)	(154)		—	—	—

	(583)	(1,383)		98	463	28
Other
Net unrealized foreign exchange translation gains (losses)(3)	(1,176)	(137	)(4)	79	163	(160)
Non-controlling interest in subsidiaries	(336)	76		357	31	25
Other(5)	(33)	104		337	145	(5)

	(1,545)	43		773	339	(140)

Total capital generated (used)	(552)	(380)		2,311	2,124	902

Total capital, end of year	20,408	20,960		21,340	19,029	16,905

(1)	Refer to footnote (1) on page 118.

(2)	Innovative Tier 1 capital instruments (Scotia BaTS) issued through BNS Capital Trust and Scotiabank Capital Trust.

(3)	Refer to footnote (4) on page 77.

(4)	Refer to footnote (5) on page 77.

(5)	Represents changes to eligible general allowance, regulatory capital deductions to goodwill, investments in associated corporations and securitization-related amounts, and other charges (credits) to retained earnings.

2003 Scotiabank Annual Report	39

Management’s Discussion & Analysis

Share Buyback Program

The Bank has a normal course issuer bid in place to buy back up to 25 million common shares at prevailing market prices. These purchases are used primarily to offset dilution due to shares issued under the Bank’s stock option programs.

     In fiscal 2003, we purchased 4.1 million common shares at a total cost of $227 million. The current program expires on January 5, 2004, and we expect to renew it for another year.

Gearing up to Basel II

In January 2001, the Basel Committee on Banking Supervision released a proposal to replace the 1988 accord with a more risk-sensitive framework, driven by the significant transformation that has taken place in risk management practices and financial markets. This new framework is intended to align regulatory capital requirements more closely with underlying risks, and to provide banks with incentives to improve their internal risk management practices. Notable differences from the current accord include the following:

•	Substantive changes in the treatment of credit risk. Three distinct options, from simple to advanced, were provided for banks.

•	Introduction of an explicit capital charge for operational risk.

•	Greater supervisory review of capital adequacy.

•	More disclosure of the risk profile of banks.

     This new Basel II Accord has gone through several stages of consultative processes over the past three years, during which period substantial revisions have been made to the Accord reflecting industry comments. In October 2002, the Basel Committee launched an extensive quantitative impact study involving more than 350 banks in 43 countries. This study allowed banks to perform a comprehensive assessment of how the new accord proposal would affect their organizations. The Basel Committee has since stated that the overall results were consistent with its stated objectives for reform of the regulatory capital requirements. Based on the results of this study, the Committee issued its third consultative paper in the spring of 2003, inviting industry comments by July 2003. The responses indicated that there is continued broad support for the structure of the new accord and agreement on the need to adopt a more risk-sensitive capital framework. The Basel Committee expects the new accord to be finalized in 2004.

     Scotiabank is working closely with the regulators and industry groups in the ongoing consultative processes. OSFI expects Canadian banks to prepare for a pro-forma implementation by November 2005 — one year prior to the official implementation date set by the Basel Committee. However, there has been a delay by the Basel Committee in finalizing the accord, which creates some uncertainty as to whether the planned implementation date of November 2006 can be maintained. To ensure the Bank’s preparedness for the timely implementation of the new accord, Scotiabank has established a Basel Accord Steering Committee. We are preparing to enhance the credit database and risk management systems to be compliant with the quantitative and qualitative requirements of the new accord.

Outlook

     In 2004, we will continue to maintain our industry-leading capital ratios by prudently managing the Bank’s capital levels and growth in risk-weighted assets. We also anticipate continuing to increase dividends.

40	2003 Scotiabank Annual Report

Management’s Discussion & Analysis

Business Lines

Domestic Banking

We had another solid year in Domestic Banking in 2003. Net income was $1,094 million, down $48 million or 4% year over year. After adjusting for the sale of the merchant acquirer business in 2002, earnings were up $44 million or 4%. Domestic Banking accounted for 44% of the Bank’s overall net income, and ROE was an impressive 31%. We had market share gains in retail mortgages and deposits, as well as commercial loans and deposits, thanks to innovative product offerings and competitive interest rates. In Wealth Management, Retail Brokerage revenues were up as stock markets recovered.

     Our strategy focuses on building market share and strengthening client relationships to win a greater share of their business, emphasizing service excellence, targeted sales efforts, cost control and strong execution.

International Banking

International Banking had a good year, with net income of $669 million in 2003, or 27% of the all-Bank total, an increase from $125 million last year. Excluding the 2002 charges related to Argentina, earnings were up slightly. Strong asset growth in the Caribbean and Mexico was offset by the effects of foreign currency translation. We increased our ownership position in Scotiabank Inverlat in Mexico to 91%, and made a further investment in the Dominican Republic.

     We also made good progress in instilling our customer-focused sales and service culture, and we were named best bank in Jamaica, the Dominican Republic and Mexico.

     International Banking’s strategy is to invest in high-growth markets, where we anticipate increased demand for financial services. We will continue to invest in technology and sales-focused initiatives, and expand our delivery network.

Scotia Capital

Scotia Capital had an excellent year, as net income rose to $721 million or 29% of the all-Bank total, up significantly from $380 million last year. This increase resulted from substantially lower credit losses in the U.S. portfolio. Our Canadian wholesale operations and Global Trading business also performed well.

     Our strategy for Scotia Capital remains focused on achieving a good return on capital by carefully managing credit risk, changing the business mix to reduce reliance on capital-intensive lending and deepening client relationships to cross-sell multiple products.

Business Line Summary

				2002

					Excluding charges
Net income ($ millions)		2003	ROE (%)(2)	As reported	for Argentina	2001

■	Domestic Banking	$1,094	30.9%	$1,142	$1,142	$960
■	International Banking	669	20.7	125	665	489
■	Scotia Capital	721	12.9	380	380	686
	Other(1)	(7)	—	150	150	34

	Total net income	$2,477	17.6%	$1,797	$2,337	$2,169

(1)	Refer to Note 19 on page 97 for a description of the items included in Other.

(2)	For management and internal reporting purposes, the Bank allocates equity to its business lines using a methodology that considers credit, market and operational risk inherent in each business line. Return on equity is calculated based on the economic equity allocated to the business line. Economic equity is not a defined term under GAAP and accordingly, the resulting return on equity for each business line may not be comparable to those used by other financial institutions.

2003 Scotiabank Annual Report	41

Management’s Discussion & Analysis

Domestic Banking
Retail Banking  |  Wealth Management  |  Small Business
Commercial Banking

Domestic Banking had a solid year. Retail assets and deposits continued to grow strongly, and we saw gradual improvement in Retail Brokerage as stock markets recovered. To improve customer service, boost sales productivity and better manage our loan portfolios, we continued to invest in technology, in areas such as online banking and other web-based applications, our data warehouse and credit management.

Customer satisfaction and loyalty are fundamental to building stronger and deeper customer relationships. We use customer satisfaction to measure the customer’s perception and attitude towards Scotiabank, while customer loyalty is a leading indicator of future customer behaviour. Scotiabank has created a “loyalty index,” based on third-party surveys, that measures key indicators, such as “willingness to recommend Scotiabank.” In 2003, Scotiabank’s outstanding execution, engaged staff and customer relationship focus allowed us to maintain leadership in both customer satisfaction and customer loyalty among major competitors.

Retail Banking

Strategy

We are securing a greater share of our customers’ existing and future business by strengthening relationships with them. Customers’ financial needs across the “four cornerstones” are identified and fulfilled using disciplined sales management practices, supported by industry-leading customer service, innovative product offerings and an integrated, multi-channel delivery network.

Scotiabank’s Four Cornerstones
day-to-day banking • borrowing • investing • protection

2003 Priorities

Maintain industry-leading customer satisfaction and loyalty. Comprehensive analysis has shown there is a strong link between employee satisfaction and customer satisfaction and loyalty. We therefore work hard to keep our staff highly involved and motivated. We do this in several ways, including an annual financial incentive for meeting customer satisfaction targets, and through an award-winning employee recognition program that recognizes key employee behaviours and activities that drive successful customer interactions.

     Training also supports outstanding customer service by ensuring that our staff is equipped to meet customer needs. In 2003, we used an innovative and engaging approach to maximize the efficiency of our training efforts by delivering investment and lending training via satellite to more than 2,000 managers and financial advisors.

     All of this has led to very high employee satisfaction levels. In 2003, 89% of Domestic Bank employees stated that their branch or office is a great place to work. This has again translated into industry-leading customer satisfaction. For the fourth year in a row, Scotiabank achieved the highest rating for customer service excellence among Canada’s five major banks.

Continue to increase productivity and sales capacity. We have implemented a number of technology enhancements over the past two years to improve productivity and significantly increase sales capacity for branch staff. Over this period, we have increased the available sales time per sales officer by seven hours per week. During the year, we automated and streamlined activities such as the property valuation process and the credit insurance sales process, allowing staff to spend more time with customers.

     Sales officers use this time to sell additional products, retain business and initiate new customer contacts, many of which are identified using our award-winning data mining and data warehousing capabilities. In 2003, almost two million sales leads were delivered electronically from our data warehouse to the appropriate branch sales officers.

Provide innovative financial solutions. Our competitive lineup of products and services, along with low interest rates, resulted in record balance growth and solid gains in market share.

     In personal lending, our very successful Scotia Total Equity Plan allows customers to establish one secured borrowing plan with multiple credit products (mortgage, line of credit, VISA*, personal loan) that reduces total borrowing costs. This plan

*	VISA Int./Lic. user The Bank of Nova Scotia.

42	2003 Scotiabank Annual Report

Management’s Discussion & Analysis

has been complemented by a number of innovative home ownership and lending solutions, such as the Scotia Free Down Payment™ mortgage, along with our No-Fee ScotiaGold™ VISA card, and a comprehensive program designed to help students and their families finance post-secondary education.

     In investments and core deposits, we introduced the ican Invest Program, which helps customers identify short- and long-term financial goals and encourages them to set money aside on a regular basis to invest in a selection of “one-stop” solutions. In core deposits, we generated industry-leading growth with our Money Master® High Interest Savings Account, which led to a year-over-year market share increase of 69 basis points.

Continue to manage down costs and expenses. The Domestic Bank is a leader in cost management and productivity. We continue to streamline and automate processes to control costs. For example, we added functionality to our electronic delivery channels that enhances our ability to complete a variety of sales and service-related activities through our ABM network, call centres and online banking platform.

     In addition, strong retail credit risk management has kept our loan loss ratio well below that of our peer group. In 2003, we enhanced our portfolio management system by introducing a customer-focused behavioural scoring model for loan and limit management. It allows us to better capture customers’ behavioural information, alerting us early to unfavourable trends, thereby enabling corrective action to be taken.

2003 Achievements

•	Scotiabank has once again achieved the highest rating for customer service excellence among Canada’s five major banks in 2003. These results, from an independent national survey by Synovate, build on our #1 ranking for the past three years.

•	Scotiabank led Canada’s major banks for job satisfaction of retail financial advisors, according to a report card issued by Investment Executive, Canada’s national newspaper for financial service industry professionals. Scotiabank’s rating was 8.8 — a full point and a half above the industry average. The Bank improved in 18 of 20 categories, with strong gains in the areas of technical efficiency, training and corporate culture.

•	More than 400,000 personal and small business customers have opened a Money Master® High Interest Savings Account, which was launched in October 2001. In the last two years, Scotiabank led all major banks in chequing and savings deposit market share gains. We are now offering this market-leading product to customers for use within their RSPs or RIFs.

•	Scotiabank’s marketing programs were recognized with a variety of important industry awards. For results-driven, direct mail excellence, we captured a prestigious Gold ECHO Award, a top international award presented by the U.S. Direct Marketing Association. We were chosen from more than 140 international entries in the financial services category.

•	Scotiabank won a 1 to 1® “Innovator” Award from Peppers & Rogers Group for our Significant Deposit contact campaign, which is designed to uncover customer needs and present relevant financial solutions.

•	We successfully launched The Ultimate™ GIC. It permits customers to take advantage of higher long-term rates at the time of purchase, and allows them to reinvest or withdraw a portion of the GIC at each anniversary date.

2004 Priorities

•	We will continue to increase branch staff sales productivity and capacity by using technology and electronic banking channels. For example, we are expanding our branch call redirect program, which allows routine branch telephone calls to be handled by our call centre staff.

•	We will continue to improve functionality and increase efficiency by replacing key legacy systems, such as our term lending system. The new system is web-based and real time, providing more flexibility for mortgage product design, seamless transaction processing and automated customer agreements.

As part of our ongoing efforts to focus on core areas of expertise and provide our customers with improved levels of service, we outsourced the management of statement printing and mailing, cheque processing, and bill payment processing to Symcor Inc., one of North America’s largest financial transaction service providers. The agreement has an expected term of 13 years with estimated fees of $1.1 billion over the same period. Scotiabank is now able to leverage Symcor’s scale, expertise and new technology. For example, we will be using their state-of-the-art digital imaging technology, which improves customer service and reduces costs by allowing us to retrieve images of cheques and other customer communications within seconds, rather than days.

Wealth Management

Strategy

Wealth Management’s strategy is to deliver brokerage, private banking, investment management, estate and trust services, and mutual fund solutions to clients through an integrated team of professionals. Working closely with Retail Banking,

Domestic Banking — vital statistics	2003	2002	2001

Staffing	20,221	20,564	20,948
Number of branches	964	984	1,021
Employee satisfaction index (%)	87	83	80
Average share of retail customer balances (%)	38	36	36

2003 Scotiabank Annual Report	43

Management’s Discussion & Analysis

we continue to emphasize the four cornerstone financial planning approach and maximize referral opportunities.

2003 Priorities

Continued emphasis on meeting client needs. Two market-leading initiatives, ScotiaMcLeod’s Financial Planners and the Scotia Private Client Group, illustrate our commitment to deliver total financial solutions based on a comprehensive financial plan. As well, ScotiaMcLeod launched the Client Commitment program. This program builds the best practices of leading advisors into a major coaching, training and process improvement initiative, focusing on a documented financial plan, a disciplined investment philosophy and client service commitment. We also launched a new program for ScotiaMcLeod advisors to market Scotia Private Client Group’s services (trust, private banking, and discretionary investment management) as a complement to existing full-service brokerage solutions.

Focus on recurring revenue. Fee-based assets continue to be a growing segment of our business. ScotiaMcLeod’s fee-based programs had another strong year, with assets up 33% in 2003. In addition, Scotia Mutual Funds launched two new fund-of-fund solutions — Scotia Partners Portfolios and Scotia Selected Funds. This structure provides clients with more diverse investment options through a single purchase.

Leverage efficiencies and reduce costs. A key Wealth Management imperative continues to be identifying opportunities for cost reductions and operating efficiencies. A number of initiatives were implemented, including supplier renegotiations, process re-engineering and a review of branch operations. Through increased automation, and leveraging synergies across the division, such as a simplified process for transferring accounts across the Scotiabank Group, our Business Excellence program identified significant cost savings.

Enhance online delivery. Online financial services integrate banking, borrowing and investing functionality to further support our commitment to provide total financial solutions. ScotiaMcLeod Direct Investing (SMDI) introduced enhanced online navigation, based on significant client input, which substantially improved the online experience. In addition, SMDI was one of the first Canadian direct brokerage firms to offer a technical analysis tool, through a partnership with Recognia Inc. Electronic trades accounted for 68% of all of SMDI’s trades in 2003, an increase of 9% year over year, while ScotiaMcLeod’s full-service online account penetration increased to more than 80,000 accounts.

2003 Achievements

•	ScotiaMcLeod’s 350 financial planners teamed with retail bank branches to generate more than $1.3 billion in referrals in 2003.

•	ScotiaMcLeod was ranked first in percentage growth of fee-based assets among the major brokerages for the second consecutive year.

•	SMDI was ranked #2 among all Canadian direct brokerage firms by Gomez Canada, a leading independent consulting firm, in two key customer segments that represent more than 85% of all direct brokerage clients. In addition, The Globe & Mail ranked SMDI #2 for tools, trading and electronic services, and customer satisfaction.

•	SMDI’s growth outpaced the market, with trade share up 9%, and market share (by assets) up 5% to its highest level yet.

•	Scotia Private Client Group’s client satisfaction ratings increased for the second consecutive year, with close to 84% of clients rating the overall performance of their relationship manager as “excellent” or “very good.”

2004 Priorities

•	We will strongly emphasize sales and business development across all businesses.

•	We will continue to integrate our operations with the retail bank to best serve our clients, reduce costs and streamline processes.

Wealth Management — Revenue by area

($ millions)	2003	2002	2001

Retail Brokerage	$478	$440	$459
Mutual Funds	109	109	105
Private Client Group	130	130	134
Other	34	48	76	(1)

Total revenue	$751	$727	$774

Wealth Management vital statistics	2003	2002	2001

Assets under administration (AUA) ($ million)(2)	87,615	80,705	92,835	(1)
Assets under management (AUM) ($ million)(2)	17,373	18,407	18,846
Number of investment executives (IE)	828	851	906
Assets per IE ($ millions)	55.0	44.0	38.9
New assets — ScotiaMcLeod ($ millions)	13,655	10,800	10,540
% increase in active discount brokerage accounts	4	26	13
Net fund sales (redemptions) ($ millions)	(512)	658	2,647
% of funds in top quartiles — one-year return	69	51	64

(1)	Includes Offshore Trust, which was transferred to International Banking in 2002 (2001: revenues — $41 million, AUA — $13.1 billion).

(2)	As at September 30.

44	2003 Scotiabank Annual Report

Management’s Discussion & Analysis

Small Business Banking

Strategy

We will build market share by providing simple, practical solutions that recognize small business owners’ unique requirements and meet both their personal and business banking needs. Customers are served through our extensive branch network by our small business experts — branch managers and 600 dedicated small business account managers.

2003 Priorities

Service excellence. This year, we automated the annual credit review process for most small business borrowers, and now manage our credit risk through a highly effective system, based on credit transaction history.

     We also made it faster and easier for customers to open business accounts and related services — usually in one short visit — by automating the application, approval and setup processes.

     To help small business owners reach their professional and personal goals, we introduced the ScotiaOne business Plan Writer™. It provides small business owners with an online, interactive, step-by-step guide to constructing a business plan. We also provided business owners with access to online learning through our association with Vubiz.

Relevant and innovative products and services.

Scotiabank continues to provide straightforward solutions for small business owners to meet their borrowing as well as their saving and investment needs. We were the first Canadian bank to offer 1% cash back on term loans, and we also offer low interest rates on operating lines of credit and the ScotiaLine for business™ VISA card. Our highly successful alliance with Agricore United, which provides crop input financing to farm customers in Western Canada, has been expanded to include cattle, hog and feed financing to livestock producers. Also, we recently developed a preferred package of business and personal banking products for more than 33,000 members of the Ontario Real Estate Association.

2003 Achievements

•	Scotiabank led all major competitors in market share growth of loans outstanding to small businesses with authorized credit of up to $250,000.

•	The new high-interest Money Master for business™ savings account has attracted significant balances. It offers Canadian small business owners an industry-leading rate of interest and 24/7 access to their funds.

2004 Priorities

•	Expand the range of services available 24/7 through our call centres and website so that small business customers can bank how and when it suits them.

•	Enable more business owners to finance equipment or supplies quickly and easily, and at attractive rates, at the point of purchase.

Commercial Banking

Strategy

We are working one-on-one with mid-market and independent business clients to tailor complete financial solutions. We also serve a number of niche markets, such as automotive finance and real estate lending, and provide mid-market merchant banking through RoyNat, a wholly-owned subsidiary.

2003 Priorities

Enhance sales force productivity. We have leveraged past investments in technology — such as building a mobile sales force — to allow staff more time to develop tailored financial solutions for customers. In addition, we are working to further streamline sales support activity to free up capacity. For example, in our Indirect Retail business, more than 70% of all loan applications are now received via the Internet through our customized Electronic Dealer Link, up significantly from 10% in October 2002.

Increase client profitability. Our sales management discipline motivates and rewards the behaviours that generate incremental sales and build stronger relationships. An independent survey of mid-market businesses (with sales greater than $5 million) showed that Scotiabank’s market share as the primary financial institution increased 200 basis points between 2001 and 2003. We also deepen each customer relationship by leveraging our areas of specialization. For example, we created a structured finance team to provide advice on structuring, financial analysis, pricing and syndication of complex transactions.

Exploit niche markets and segments. We continue to focus on niche businesses and segments where we generate strong returns and where we have expertise. For example, among the banks, we are the leader in retail indirect lending and commercial automotive finance, with a market share of loans outstanding of more than 30% and 50%, respectively. In addition, RoyNat Capital has become the leading merchant bank in Canada by fully addressing our business clients’ needs through longer-term capital and advisory services.

2003 Achievements

•	Scotiabank grew commercial lending and deposit balances by 5% in 2003.

•	More than 90% of all our auto dealer customers now use our web-based technology, the Flooring Internet Portal, to manage their inventory payouts, administration and payments. In addition to receiving very high customer ratings in independent surveys, the portal received the prestigious 2003 ITX Award for Business Value in June 2003.

•	We introduced a new referral program for commercial clients with Argosy Bridge Management Inc., which provides specialized short-term bridge debt financing to fill the gap between senior and subordinated debt.

•	We are the market leader in multi-unit residential lending in Toronto and Vancouver, and have strong representation

2003 Scotiabank Annual Report	45

Management’s Discussion & Analysis

in other markets across the country, despite intense competition in the real estate lending industry.

2004 Priorities

•	Complete market segmentation and customer profitability analysis to better understand the needs of the business customer and to focus on markets with a large concentration of high-value businesses.

•	Enhance sales and service processes through improved credit risk analysis and expanded customer contact management capabilities.

Electronic Banking

Strategy

We will maintain a leadership position in the development of web-based electronic services for our personal and business customers. We will also increase our penetration in the U.S. and other international markets with selected business products, such as wholesale deposit and payment services, aimed at large corporate customers.

2003 Priorities

Maintain leadership in online banking and brokerage. In 2003, we exceeded 1.1 million activated users of Scotia OnLine, our electronic banking and brokerage service. We continue to build a robust and easy-to-use product. For example, we introduced a customer “Profile & Preferences” section that allows customers to customize their online experience. In addition, we introduced extended account history to allow customers to view the last 90 days of account activity. These enhancements contributed to higher usage and an increase in customer satisfaction ratings.

Deliver innovative, customer-focused electronic banking and e-commerce solutions. We continued to innovate with products and services such as Scotia Web-Wire, which allows businesses to send and receive wire payments over the Web. It also provides companies with the ability to do LVTS (Large-Value-Transfer-System) payments; Scotiabank is the first Canadian bank to offer this service.

2003 Achievements

•	Scotiabank was rated number one in Canada for our Internet banking service, in a survey conducted by Gomez Canada, a recognized evaluator of online financial services. Scotia OnLine also won the Global Finance Award for Best Banking Transaction site.

•	Shell Canada and Scotiabank announced that Scotiabank-branded ABMs will be installed in up to 500 Shell gasoline convenience stores across Canada. This will expand Scotiabank’s domestic ABM network by 20% to more than 2,700 machines.

•	We were awarded one of the largest commercial card contracts in Canada by meeting the needs of Canada Post.

2004 Priorities

•	We will expand our ability to generate sales opportunities through our electronic banking channels.

•	We will enhance Scotia OnLine banking and brokerage functionality through initiatives such as providing electronic customer statements.

Electronic Banking — vital statistics	2003	2002	2001

Number of ABMs	2,378	2,188	2,182
Number of ABM transactions	204,209,112	202,790,249	198,761,373
Number of Scotia OnLine users	1,163,739	906,601	619,766
Number of Scotia OnLine transactions	107,157,389	66,921,834	38,618,060
Number of TeleScotia transactions	36,521,809	35,738,191	35,506,549
Number of calls handled by call centres	36,590,894	34,461,217	32,952,533

46	2003 Scotiabank Annual Report

Management’s Discussion & Analysis

Financial Performance

Domestic Banking, which includes Wealth Management, reported net income of $1,094 million in 2003, $48 million or 4% lower than last year. Excluding the sale of the merchant acquirer business last year, earnings rose by a solid $44 million or 4%. Domestic Banking accounted for 44% of the Bank’s total net income in 2004, with an excellent return on equity of 30.9%.

     Retail assets grew a substantial 10% this year, resulting in solid market share gains. Residential mortgage balances rose a record $6.5 billion, aided by the introduction this year of several innovative products, such as the Scotia Free Down Payment™ mortgage, and the continued success of our Ultimate Variable Rate™ mortgage. Also contributing to mortgage growth was increased success with retention. Personal revolving credit increased a substantial 19%, with almost 60% of our ScotiaLine® credit portfolios being fully secured. Small business and commercial lending volumes grew 6%, led by automotive lending, where we acquired 73 new dealer accounts in 2003. Core retail deposits recorded a double-digit increase, reflecting the success of the Money Master® High Interest Savings Account, which resulted in a significant market share gain over last year. Business deposits (including the new Money Master for business™ account) rose a strong 10%, continuing the double-digit growth trend of the past several years.

     Assets under administration (AUA) grew 9% to $88 billion, led by ScotiaMcLeod Direct Investing, where AUA grew 30% to more than $5 billion. Asset inflows from new and internally referred customers, as well as continued growth in our share of wallet, complemented market-driven gains.

Revenues

Net interest income rose modestly by $69 million to $3.5 billion, as the considerable volume growth was partly offset by a narrower margin, due to lower interest rates and the changing mix of deposit products.

     Other income for the year was $1,528 million, a decline of 4% over last year. However, excluding the impact of the sale of the merchant acquirer business last year, revenues rose 7%. This was from higher electronic banking and transaction-based fees, accompanied by a solid increase in Retail Brokerage following a pickup in customer activity.

Revenue by area

Taxable equivalent basis ($ millions)	2003	2002	2001

Retail	$3,118	$3,007	$2,745
Small Business & Commercial	1,133	1,270	1,198
Wealth Management	751	727	774

Total revenue	$5,002	$5,004	$4,717

Non-interest expenses

Non-interest expenses were $3,076 million in 2003, an increase of $123 million or 4% from last year. Excluding the impact of the sale of the merchant acquirer business last year, expense growth was $177 million or 6%. This was largely from normal growth in employee salaries, as well as from higher stock and performance-based compensation. Expenses also rose for technology initiatives undertaken to enhance customer service, introduce new products or achieve efficiencies. In addition, there were higher litigation expenses. The remaining categories of non-interest expenses increased in line with inflation and business growth.

Credit Quality

The provision for credit losses was $272 million in 2003, an improvement of $10 million from last year. Credit quality remained excellent in the retail portfolio, and among the best in the industry, with a loan loss ratio of 26 basis points of retail assets. Provisions for credit losses in the commercial portfolio were also very good, with an improvement over last year.

Outlook

We expect growth in assets and deposits to moderate from the very high levels achieved over the last two years, but to still remain fairly strong, as we leverage our strength in customer service and focus on sales management. Fee income should also continue its steady growth. Operating expenses are expected to rise in line with business growth.

Domestic Banking	2003	2002	2001

Financial performance ($ millions)
Net interest income	$3,474	$3,405	$3,135
Other income	1,528	1,599	1,582
Provision for credit losses	(272)	(282)	(283)
Non-interest expenses	(3,076)	(2,953)	(2,947)
Income taxes	(560)	(627)	(527)
Net income	$1,094	$1,142	$960
Return on equity (%)	30.9	33.0	28.1
Average earning assets ($ billions)	101	93	90
Productivity ratio (%)	61.5	59.0	62.5

2003 Scotiabank Annual Report	47

Management’s Discussion & Analysis

International Banking

International Banking had a good year in 2003. Strong retail and commercial asset growth continued in the Caribbean and Mexico, although this local growth was offset by the effect of foreign currency translation, as the Mexican peso and most Caribbean currencies declined against the Canadian dollar.

During the year, we continued to invest in two key Spanish-speaking markets: Mexico and the Dominican Republic. In Mexico, we increased our ownership of Scotiabank Inverlat to 91 per cent. Inverlat posted record results this year, reflecting exceptional growth in retail assets. Inverlat was also named “Mexican Bank of the Year” for 2003 by LatinFinance magazine. In the Dominican Republic, we completed an agreement to acquire selected assets of Banco Intercontinental S.A., including 39 branches and 70,000 credit cards. This acquisition will make Scotiabank the fifth-largest private bank in the country by number of branches. LatinFinance also named us “Best Bank” in the Dominican Republic in 2003.

Caribbean & Central America

Strategy

Expand our franchise by fostering a sales and service culture to deepen customer relationships, identifying new growth markets and continuing to build our extensive branch and electronic delivery network.

2003 Priorities

Continue to instill a customer-focused sales and service culture. We have successfully implemented the initial phase of the sales and service initiative in our branches, which included extensive employee retraining, the reorganization of the branch structure, the launch of an ongoing customer satisfaction and loyalty measurement program, and piloting a new automated customer relationship management system for sales officers. This initiative leverages the best Canadian sales and service practices to retain and grow our high-value customers.

Expand delivery network in key growth markets. Our branch network expansion activities continue to be focused in key markets — Costa Rica, the Dominican Republic, El Salvador and Puerto Rico — through organic growth and selective acquisition.

     In September 2003, we signed an agreement to acquire selected branches and assets of Banco Intercontinental in the Dominican Republic.

     We continue to transform our operations from primarily branch-based delivery to a multi-channel network. We expanded our extensive network of ABMs by 19%, installing more than 70 machines, bringing the total number of machines to more than 440 across 19 countries.

     As well, 24/7 automated telephone banking was launched in the Dominican Republic, and Internet banking was introduced in Jamaica, Trinidad and Tobago, and Barbados.

Improve credit risk management capability. We continued to enhance our retail credit risk management capabilities by implementing streamlined credit policies, as well as various technology-driven decision support tools to improve credit adjudication and collection capabilities. As well, we continued to roll out sophisticated collection system technology, improving efficiencies within the region’s 10 collection centres.

     In Jamaica, we piloted a new web-based application processing system for adjudicating small business loans that uses sophisticated risk management tools. The new system, supported by a centralized underwriting centre and credit scoring models, has greatly improved response times, while significantly reducing the workload for branch staff and increasing capacity for customer relationship management.

     These initiatives also led to improved credit quality throughout the region, with lower delinquency levels and writeoffs.

Expand wealth management businesses. Our Trust & Private Banking unit acquired the trust and private banking business of MeesPierson (Bahamas) Limited, and we opened a private banking centre in the Bahamas. We also launched a new investment management service in conjunction with Alliance Capital Management to meet the needs of our high net worth clients. As well, our New York private banking department expanded its services and broadened its international client base to include Latin America.

     We also launched the distribution of mutual funds in Jamaica, Costa Rica and Trinidad.

2003 Achievements

•	Named “Best Bank in the Dominican Republic” by LatinFinance.

48	2003 Scotiabank Annual Report

Management’s Discussion & Analysis

•	The Bank of Nova Scotia Jamaica named “Best Bank in Jamaica” by The Banker.

•	Scotiabank published its 2002 Caribbean and Central America Community Review, the first of its kind in the region.

2004 Priorities

•	Fully implement our new international banking platform to improve operating efficiency and sales capacity through automation and centralization.

•	Focus on acquisition opportunities in the region.

•	Improve contact management with an automated desktop tool.

Mexico

Strategy

Scotiabank Inverlat is focused on increasing retail and commercial market share by building our delivery capabilities, implementing customer-focused sales and service initiatives and through selective acquisitions.

2003 Priorities

Purchase minority interest in Grupo Financiero Scotiabank Inverlat. We acquired an additional 36 per cent stake in Scotiabank Inverlat from the Mexican government for $465 million, and anticipate obtaining the remaining nine per cent in 2004.

Increase market share. In 2003, Inverlat had strong results, with growth in core deposits and retail and commercial lending, leading to year-over-year market share gains. We led the market with a 36 per cent share of all new bank-financed mortgages and 29 per cent of all new bank-financed auto loans.

Expand delivery network. Four new branches were added, bringing the total number of branches and offices to 390. We also conducted a branch expansion and rationalization analysis, and are implementing a plan to both increase the size of our network and optimize the efficiency of our existing branches.

2003 Achievements

•	Named “Mexican Bank of the Year” by LatinFinance.

•	Cited as the leader in customer service and tied for best in overall banking services in a survey by Reforma, Mexico City’s leading newspaper.

•	Purchased a US$350 million automotive loan portfolio.

•	Implemented a new automated customer relationship management system in all branches.

2004 Priorities

•	Continue the implementation of our sales and service initiative to deepen customer relationships.

•	Continue to develop a shared services support function to further remove non-sales and service functions from the branches.

Other Latin America

Our operations are concentrated in Chile with Scotiabank Sud Americano. As well, we have minority investments in Venezuela and Peru, a representative office in Brazil, and an investment portfolio of emerging market bonds.

     In 2003, Scotiabank Sud Americano improved efficiency, began replacing its core banking system, enhanced customer relationship management and grew core deposits. In 2004, we will continue to focus on improving efficiency and creating sales capacity by developing a shared services function.

Asia

Strategy

Provide a broad range of commercial and corporate banking services to clients across Asia, including loans, trade finance, foreign exchange, precious metals and syndications.

2003 Priorities

Utilize alternatives to traditional loan products. Conditions of limited demand for traditional commercial banking products persisted in many Asian markets, so we continued to focus growth efforts in the securities and derivatives area. We expanded our capabilities in terms of new products and streamlined approval processes. A systematic portfolio overview process was implemented across the region to enhance risk management.

Grow trade finance business. Focused marketing efforts across Asia resulted in steadily increasing revenue from our bank-related trade finance business.

     In order to enhance our trade processing capabilities, an advanced trade finance system was introduced in Hong Kong that will be integrated with a user-friendly web-based customer interface in 2004.

Explore high-potential markets. We continued to actively seek strategic opportunities to diversify into retail banking in three key markets: India, Malaysia and China. Our established presence in these markets is beneficial in assessing prospects for growth.

2003 Achievements

•	Signed an agreement in China for an investment in the Xi’an City Commercial Bank.

•	Granted a local currency licence for Guangzhou branch in China, the first Canadian bank to have Chinese local currency capability.

2004 Priorities

•	Develop or acquire retail banking capabilities in India.

•	Build Asian capital markets business to supplement traditional lending activities.

2003 Scotiabank Annual Report	49

Management’s Discussion & Analysis

Financial Performance

International Banking’s net income was $669 million in 2003, a substantial improvement over the $125 million earned last year. Excluding the negative impact of foreign currency translation and the sale of Scotiabank Quilmes in Argentina last year, net income rose $88 million or 13%. International Banking’s earnings represented 27% of the Bank’s net income in 2003.

     Caribbean and Central America contributed net income of $253 million this year, a 13% decrease from 2002. Earnings were negatively impacted by foreign currency translation. In local currency, the region continued its steady growth, with a 7% increase in assets and deposits, accompanied by higher margins. This was offset by a rise in operating expenses, as the Bank continued to invest heavily to support business growth. As well, loan losses rose modestly.

     The earnings contribution from Latin America was $326 million in 2003, versus a loss of $262 million last year due to charges related to Argentina. Excluding the impact of foreign currency translation and the sale of Scotiabank Quilmes, earnings rose substantially by $83 million or 30%. A major contributor to this growth was higher earnings from Scotiabank Inverlat in Mexico, because of the acquisition of an additional 36% ownership of Inverlat during the year, and good underlying performance. Strong asset and deposit growth resulted in market share gains, accompanied by double-digit growth in other income and an improvement in the productivity ratio. Credit quality remained excellent, with close to nil provisions for credit losses. In addition, improved results from Scotiabank Sud Americano in Chile and higher investment income added to Latin America’s contribution.

     In Asia, earnings fell 8% year over year, as a result of foreign currency translation. Underlying results were up 1%, as underlying asset growth of 7% was partially offset by a lower interest spread.

Revenues

Net interest income was $2,028 million, a decrease of 9% from last year as a result of foreign currency translation and the sale of Scotiabank Quilmes last year. Underlying revenue growth was $152 million or 7%, resulting from growth in assets and deposits across all regions, particularly in Scotiabank Inverlat and in the Caribbean and Central America.

Revenue by area

Taxable equivalent basis ($ millions)	2003	2002	2001

Caribbean	$1,146	$1,163	$1,123	(1)
Mexico	1,077	1,190	772
Other Latin America	343	308	625
Asia	190	194	191
Wealth Management(2)	48	48	—

Total revenue	$2,804	$2,903	$2,711

(1)	Includes revenues of $36 from our Mediterranean operations, which we sold in 2001.

(2)	Refer to footnote 1 on page 44.

     Excluding the impact of foreign currency translation and the sale of Scotiabank Quilmes, other income increased by a substantial $200 million or 28%. The growth was led by broad-based fee growth in Scotiabank Inverlat. Double-digit growth was also achieved in both the Caribbean and in Asia.

Non-interest expenses

Non-interest expenses were $1,657 million in 2003, a decline of $202 million or 11% from last year (excluding the 2002 charges for Argentina). Excluding foreign currency translation and the sale of Quilmes, underlying expense growth was $122 million or 7%. The increase reflects continued investment in technology initiatives, the expansion of our delivery network and inflationary increases in most countries.

Credit Quality

Loan loss provisions were $137 million in 2003, up from $69 million in 2002, excluding the recoveries and charges related to Argentina in both years. This arose mainly because of lower recoveries in Scotiabank Inverlat in Mexico, and higher provisions in the Caribbean, partly reflecting loan growth in recent years.

Outlook

We expect International Banking’s track record of earnings growth to continue in 2004, particularly in Mexico and the Caribbean.

International Banking

		2002

		As	Excluding charges
	2003	reported	for Argentina	2001

Financial performance ($ millions)
Net interest income	$2,028	$2,225	$2,225	$2,020
Other income	776	678	781	691
Provision for credit losses	(73)	(523)	(69)	(250)
Non-interest expenses	(1,657)	(2,096)	(1,859)	(1,670)
Income taxes/non-controlling interest	(405)	(159)	(413)	(302)
Net income	$669	$125	$665	$489
Return on equity (%)	20.7	3.0	19.7	18.0
Average earning assets ($ billions)	52	58		47
Productivity ratio (%)	59.1	72.2	61.8	61.6
Vital statistics
Staffing(1)	15,992	15,740		17,628
Number of branches and offices(1)	738	722		855
Number of ABMs(1)	1,540	1,504		1,591

(1)	Excludes affiliates

50	2003 Scotiabank Annual Report

Management’s Discussion & Analysis

Scotia Capital

Scotia Capital’s results improved significantly in 2003, due primarily to lower loan losses in the U.S. division, which had its most successful year since the integration of the corporate and investment banking businesses in 1999. Our Canadian and Global Trading businesses continued to perform well, while our European operation was challenged by weak credit markets.

Our primary objective is to consistently deliver a good return on shareholder capital and, therefore, we rigorously apply our profitability model to all transactions and client relationships. A disciplined approach to managing credit risk will be critical to improving returns in corporate lending. A second key success factor will be producing sustainable revenue growth, particularly from capital-efficient products such as derivatives and foreign exchange. Cross-selling is becoming engrained in our relationship management culture, and the chart on the right shows the increase in cross-sell revenues year over year.

Canada

Strategy

To grow our well-established full-service franchise by building deeper client relationships. We offer a full range of lending, underwriting, trading and advisory products and services to clients in eight selected industries.

2003 Priorities

Rank in the top three for each product group. Our target is a top three ranking for the 10 products and services that we offer in Canada, either in market share or in operational excellence, as measured by independent surveys.

Focus on client profitability. We apply our client profitability model to each client relationship and transaction to ensure we are being adequately compensated for the risk we undertake.

Improve management information systems. We continue to closely monitor each client relationship using MIS tools such as a new client profitability model, a business planning tool that monitors progress on building relationships, and comprehensive quarterly reporting on performance metrics.

2003 Achievements

•	In a joint effort between our Canadian and U.S. groups, Scotia Capital won an underwriting position in the largest leveraged buyout in Canadian history — Kohlberg, Kravis, Roberts & Co.’s purchase of Bell Canada’s directory businesses from BCE Inc. We also provided senior and subordinated debt, all foreign exchange and Canadian cash management services and participated in several interest rate swaps. Scotia Capital was also awarded the joint bookrunner role on the $1.0 billion initial public offering (IPO) of the Yellow Pages Group Co., the largest income trust IPO in Canada.

•	In Canadian lending, Scotia Capital was the #1 agent/ co-agent for the 12 months ended October 31, 2003, according to Loan Pricing Corporation.

•	Scotia Capital is now the #2 ranked domestic dealer for mergers & acquisitions advisory services in Canada, according to Bloomberg. Our advisory successes include acting as the exclusive financial advisor to Fortis Inc. for its $1.36 billion acquisition of Acquila Inc.’s Canadian-regulated electricity assets. We are also advising Manulife Financial Corporation regarding its $15 billion acquisition of John Hancock Financial Services Inc.

•	We strengthened our #2 position in equity underwriting among the Canadian dealers, based on underwriting liability. Our success is evidenced by transactions such as the sole lead underwriter mandate on Brookfield Properties Corporation’s $200 million preferred share issue.

•	Scotia Capital received the most Top Written Reports nominations and had 13 “All-Star” analyst rankings in the 2003 Brendan Wood International Canadian Institutional Equity Research, Sales and Trading Performance in Canada Report.

2004 Priorities

•	We will maintain high asset quality by using new loan portfolio risk mitigation processes, and implement other initiatives developed jointly with Global Risk Management, including new training programs.

•	We will continue to develop new businesses and products, such as equity program trading, in order to enhance returns.

2003 Scotiabank Annual Report	51

Management’s Discussion & Analysis

United States

Strategy

To enhance Scotia Capital’s position as a full-service lender, cross selling selected capital markets products, such as fixed income, derivatives and foreign exchange, as well as cash management in Canada and Mexico. We target clients among the Fortune 1000 in nine industry groups.

2003 Priorities

Reduce loan losses and improve credit quality. Our top priority in recent years has been reducing loan losses. To enhance portfolio diversification, we reduced single-name exposures and syndication hold guidelines. As well, we expanded the role of our Loan Portfolio Management (LPM) group in order to improve the quality of credit decision-making. This includes managing the loan portfolio to ensure that we are diversified across asset classes and are adequately compensated for risk.

Cross-sell a broader range of products. We upgraded our capital markets capabilities and implemented a number of performance metrics to track cross-selling.

Focus on client profitability. We continue to work closely with clients to achieve profitability targets. Clients whose returns were not expected to meet these targets were reassigned to a separate relationship management team to exit the relationships. We reduced the number of client relationships by 130 in 2003, and have exited more than 200 relationships over the past two years.

2003 Achievements

•	Scotia Capital continues to be the #1 Canadian bank in the U.S. syndicated lending market on a lead arranger basis, as reported by Loan Pricing Corporation.

•	Scotia Capital was awarded the co-agent role in the US$1 billion refinancing of Owens-Illinois Inc.’s senior secured credit facilities. We also acted as joint lead arranger for the US$840 million Term B facility, and underwrote, as co-manager, a portion of the US$900 million bond issue.

•	We played a key role in the Blackstone Group’s leveraged buyout of TRW Inc.’s auto parts business. Scotia Capital acted as senior managing agent for US$2 billion senior debt facilities, and participated in both a US$1.5 billion high-yield bond issue, and a US$600 million receivables securitization facility.

2004 Priorities

•	We will continue our successful efforts to reduce loan losses and improve credit quality through more restrictive exposure guidelines, disciplined credit review procedures and improved analytical and MIS tools to support credit decision-making.

•	We will add to our list of core clients in targeted industries through selective marketing efforts; all new clients must meet profitability criteria.

Europe

We will continue to be a niche player in the syndicated lending market and also cross sell selected capital markets products. We are focused on four industries: Entertainment & Leisure, Media & Communications, Transportation and Energy Advisory.

     Successes in 2003 included joint lead arranger/underwriter status in Europe’s largest-ever leveraged buyout, committing €250 million to finance the sale of Seat-Pagine Gialle SpA, the Italian yellow pages directory business. As well, we arranged and underwrote the debt to finance Saratoga Partners’ acquisition of Sericol, the market leader in screen printing inks.

Global Trading

Strategy

Deliver innovative capital markets products and grow revenues from corporate and investor client segments. We have a diversified product range — fixed income (both investment grade and high yield), derivatives, foreign exchange, money markets and precious metals — delivered online and through a network of product specialists. We also conduct proprietary trading.

2003 Priorities

Develop new products for high-return transactions. We continued to deliver innovative structured products, particularly in credit and equity derivatives, in order to enhance returns.

Expand North American capabilities. We invested in our product capabilities in the U.S. market, particularly in the fixed income area, both investment grade and high yield.

2003 Achievements

•	Scotia Capital’s derivatives team ranked #1 on the Quality Index, #1 as an Important Dealer and #1 for Overall Market Penetration in a third-party market survey.

•	ScotiaMocatta ranked second globally in both gold and silver in Risk magazine’s 2003 annual commodity rankings.

•	Our expansion of trading activity into Mexico by way of a joint venture with Scotiabank Inverlat yielded success, as evidenced by our role as sole provider of one of the Cemex Companies’ one-year, US$50 million forward equity swap.

2004 Priorities

•	We will be targeting new client relationships, particularly investing clients such as life insurance companies, mutual fund companies and pension funds.

•	We will continue to develop new structured products, particularly credit and equity derivatives.

•	We will continue to expand in North America, with a particular focus on the joint venture with Scotiabank Inverlat in Mexico.

52	2003 Scotiabank Annual Report

Management’s Discussion & Analysis

Financial Performance

Net income in Scotia Capital was $721 million in 2003, a substantial increase of $341 million from last year, primarily because of a significant improvement in credit losses in U.S. corporate lending. As well, record earnings were achieved in several areas, including derivatives, foreign exchange and underwriting. This was moderated by lower U.S. dollar funding margins and a reduction in corporate lending assets.

Revenues

Total revenues decreased 12% year over year to $2,538 million in 2003. Revenues from Canadian operations increased 3%, as non-lending revenues, in particular equity trading, increased 18%. This was partially offset by a 10% decline in loan interest and fees, due to a contraction in the corporate loan portfolio, reflecting lower corporate borrowings and more selective lending. The proportion of revenues from non-lending activities increased to 53% in 2003, up from 47% last year.

     Global Trading had mixed results in 2003, with a 24% decline in revenues year over year. Record revenues in foreign exchange, fixed income underwriting and precious metals trading were offset by decreased net interest income due to foreign currency translation and the decline in U.S. dollar funding margins. The latter was because of the maturity of favourable funding positions late last year and the positioning for rising U.S. interest rates which did not occur.

     Revenues in the United States declined 13%, driven by lower asset levels as a result of lower corporate borrowings and the restructuring and exiting of some portions of the loan portfolio. This was in line with Scotia Capital’s strategy to reduce its reliance on capital-intensive lending activities and improve overall returns in the U.S. These revenues were also negatively impacted by the strengthening Canadian dollar.

Revenue by area

Taxable equivalent basis ($ millions)	2003	2002	2001

Canada	$720	$700	$792
United States	892	1,020	938
Europe	225	225	251
Global Trading	701	925	813

Total revenue	$2,538	$2,870	$2,794

Non-interest expenses

Total non-interest expenses were $986 million this year, a decrease of 4% from 2002, primarily because of lower performance-based compensation.

Credit Quality

The provisions for credit losses dropped sharply to $549 million in 2003 from $1,247 million last year, with the reduction entirely in the U.S. The cable & telecommunications sector has stabilized, and several significant debt restructurings were completed in the power & energy trading sector. However, loan losses rose in Europe and in Canada following a deterioration in a small number of accounts. Management of credit risk continues to be a top priority for Scotia Capital.

Outlook

In 2004, we expect that stronger markets, an increase in corporate borrowings from year-end levels due to the expected economic recovery, and a continued improvement in credit quality will lead to higher earnings in Scotia Capital.

Scotia Capital	2003	2002	2001

Financial performance ($ millions)
Net interest income	$1,249	$1,615	$1,598
Other income	1,289	1,255	1,196
Provision for credit losses	(549)	(1,247)	(754)
Non-interest expenses	(986)	(1,022)	(984)
Income taxes	(282)	(221)	(370)
Net income	$721	$380	$686
Return on equity (%)	12.9	6.4	12.5
Average earning assets ($ billions)	119	124	115
Productivity ratio (%)	38.8	35.6	35.2
Vital statistics
Staffing	1,340	1,447	1,488

2003 Scotiabank Annual Report	53

Management’s Discussion & Analysis

Risk Management

Risk Management Overview

The primary goal of risk management is to ensure that risk is properly controlled and priced to create and protect shareholder value. Risk, to varying degrees and in different forms, is present in virtually all business activities of a financial services organization. In certain activities, risk is assumed as a means of generating revenue, while in other activities, risk exists by virtue of engaging in the activity. Regardless of the type of risk, or the activity that creates the risk, the fundamental concepts of risk management are the same:

•	Policy	•	Measurement
•	Identification	•	Monitoring
•	Analysis	•	Limits
•	Assessment	•	Communication

These concepts are the foundation of the risk management framework that the Bank has developed to control the risks in its diverse, global activities. The effectiveness of this framework is enhanced by the active participation of executive and business line management in the risk management processes.

     Certain key principles determine how the fundamental risk management concepts are applied. In varying forms, these principles apply to all business and risk types:

•	Board oversight — Risk strategies, policies and limits are subject to Board approval. The Board, directly or through its committees, receives regular updates on the key risks of the Bank.

•	Decision-making — Risk taking must be consistent with the Bank’s business objectives and risk tolerance.

•	Independent review — All risk-taking activities are subject to review by units that are independent of the business lines that generate the activity.

•	Diversification — Strategies, policies and limits are designed with the objective of ensuring that risk is well diversified.

•	Accountability — Business units are accountable for all risks and the related returns, and are allocated capital in line with their risk profiles and with overall Bank strategies.

•	Audit review — Individual risks and portfolios are subject to comprehensive internal audit review, with independent reporting to the Audit Committee of the Board by the internal audit function.

Risks are managed within the policies and limits established by the Board of Directors. The senior risk management committees, described below, play key roles in the risk management process.

Credit Risk

Credit risk is the risk of loss resulting from the failure of a borrower or counterparty to honour its financial or contractual obligations to the Bank. Credit risk is created in the Bank’s direct lending operations, and in its funding, investment and trading activities where counterparties have repayment or other obligations to the Bank.

Board of Directors

Reviews and approves risk management strategies, policies, standards and key limits.

Senior Management Committees

Loan Policy Committee: reviews key risk exposures and risk policies, and adjudicates risk issues referred by the Senior Credit and Market Risk committees.

Liability Committee: provides strategic direction in the management of global interest rate risk, foreign exchange risk, liquidity and funding risk, and trading and investment portfolio decisions.

Senior Credit Committees: adjudicate non-retail credits within prescribed limits, and establish the operating rules and guidelines for the implementation of credit policies. Separate committees cover commercial, international, corporate and investment banking counterparties. In addition, there are separate senior committees which authorize major credit policy changes for retail and small business credit.

Market Risk Management and Policy Committee: oversees and establishes standards for market and liquidity risk management processes within the Bank, including the review and approval of new products, limits, practices and policies for the Bank’s principal trading and treasury activities.

Scotia Capital Trading Risk Committee: assesses and monitors overall market risks, risk control mechanisms, credit risk and compliance issues on an ongoing basis as they relate to trading businesses.

Reputational Risk Committee: reviews structured transactions, loans, merchant banking transactions, underwriting and other transactions or new products referred by the Senior Credit or Market Risk committees, to ensure that the Bank is, and is seen to be, acting legally with high ethical standards.

54	2003 Scotiabank Annual Report

Management’s Discussion & Analysis

Credit Risk Management Processes

Credit risk is managed through strategies, policies and limits that are approved by the Board of Directors. The Loan Policy Committee reviews the policies, standards and limits that control risk and recommends to the Board any changes that may be required from time to time. Both the Board and the Loan Policy Committee regularly review the quality of the credit portfolios.

CORPORATE AND COMMERCIAL

Decision-making for corporate and commercial credits is highly centralized, with all significant credit requests processed through the head office credit units of Global Risk Management. Credit requests are submitted to credit units, which are independent of the business line, for analysis and recommendation. The decision-making process begins with an assessment of the credit risk of the individual borrower or counterparty. Key factors considered in the assessment include: analysis of the borrower’s current and projected financial results and credit statistics; industry in which the borrower operates; economic trends; geopolitical risk; and management. The result of this assessment is the assignment of a risk rating to the borrower, using a 19-category rating system. Risk ratings affect the level of seniority at which the credit decision can be made, the assignment of economic capital and the computation of the general allowance for credit losses. Requests for specific types of facilities are assessed through consideration of security, seniority of claim, structure and tenor.

     Credit units have defined authority levels for making credit decisions and, where the decision is beyond these authority levels, the credit unit will make a recommendation and refer the credit to a senior credit committee for adjudication. Senior credit committees also have defined authority levels and, accordingly, forward certain credits to the Loan Policy Committee. In certain cases, credits must be referred to the Board of Directors. In making credit decisions a number of factors are considered, including risk rating, facility risk, industry and country limits, and single name and connection concentration limits.

     Individual credit exposures are monitored for any signs of deterioration by both the business line units and Global Risk Management. In addition, a full review and risk analysis of each borrower is conducted annually, or more frequently for higher-risk borrowers.

     The Bank segments its corporate and commercial credit exposures into major industry groups. The risks in these industry groups are managed through limits, and lending criteria and guidelines relevant to each particular industry.

     Banking units and Global Risk Management review the various segments of the credit portfolio on a regular basis to assess whether changes to the quality of the portfolio have occurred and determine whether corrective action should be taken. These reviews include the examination of the risk to particular industries and countries. The results of these reviews are reported to the Loan Policy Committee and the Board of Directors. The Loan Policy Committee makes recommendations to the Board to adjust limits to various industries and countries.

     The Bank uses various internal and external modelling techniques to supplement the risk analysis of individual borrowers and credit portfolios.

CONSUMER

Decisions on consumer credits and small commercial loans are generally made through the use of sophisticated credit scoring models. These models are subject to ongoing review to assess their key parameters and ensure that they are creating the intended business and risk results. Changes to these models or their parameters require analysis and recommendation by a credit unit independent of the business line, and approval by the appropriate senior credit committee.

     Consumer credit portfolios are reviewed on a monthly basis to determine emerging trends in credit quality, and to assess whether corrective action is required. Individual borrowers are assessed on an ongoing basis through the use of scoring models and internal analysis of predictive characteristics.

Risk Diversification

Risk diversification is one of the key principles applied in determining policies and limits. Limits are set for individual borrowers, particular industries, countries and certain types of lending to ensure appropriate diversification of credit risk. The Bank’s exposures to various countries and types of borrowers reflect this diversification, and are displayed in the following charts and in Tables 15 and 16 on pages 65 and 66.

2003 Scotiabank Annual Report	55

Management’s Discussion & Analysis

Portfolio Review

In Domestic Banking, credit quality in the consumer portfolios continues to be very high. The Bank’s product offerings have increased the proportion of the portfolio that is secured, thereby reducing the credit risk in this portfolio. The domestic commercial portfolio is well diversified and geographically dispersed, and has continued to perform well.

     International portfolios also performed well in 2003. Loan losses were higher in 2003 compared to 2002, due to lower recoveries in Scotiabank Inverlat in Mexico and higher provisions in the Caribbean. Portfolio quality is stable, a condition which is expected to continue.

     Credit losses in the Scotia Capital portfolios dropped substantially over 2002. For the most part, overall credit quality in the portfolios has stabilized in line with improving credit conditions in the U.S. As well, the Bank has taken a number of actions to contain and mitigate the risks in these portfolios. For instance, the Bank has reduced its limits for individual borrowers, reduced lending limits to certain industries, mitigated risk through loan sales and the use of credit derivatives, and continued its plan to focus on fewer, more profitable, corporate relationships. One result of these actions is that the size of the corporate loan portfolio has been reduced.

     There are a number of industry segments that have been under stress that the Bank continues to monitor and take action on where needed. Both the cable & telecommunications and power & energy trading sectors have largely stabilized, in part due to the robust capital markets. As well, exposures to these industry segments have declined year over year. Hotels and airlines are two other industry groups that are being closely monitored. The Bank has particularly stringent guidelines for its hotel lending and, therefore, is comfortable with the risk in the portfolio. The airline portfolio is small, and action has been taken with respect to troubled borrowers.

     While general credit conditions have improved, the Bank continues to manage the credit portfolios in a conservative manner. Ongoing containment of loan losses in Scotia Capital remains a key priority.

Market Risk

Market risk refers to the risk of loss from the Bank’s funding, investment and trading activities due to changes in interest rates, foreign currency rates, equity and commodity prices and market volatility.

Funding	Investment	Trading
- interest rate risk	- interest rate risk	- interest rate risk
- foreign exchange risk	- foreign exchange risk	- foreign exchange risk
	- equities risk	- equities risk
- commodities risk

Interest rate risk arises where there is a mismatch between positions that are subject to interest rate adjustment within a specified period. Interest rate risk also includes changes in credit spreads, which represent the premium charged by the market for differences in general or specific credit quality and liquidity. Foreign exchange risk arises from trading activities, foreign currency earnings and investments in foreign subsidiaries. Market risk also arises when the Bank is exposed to changes in prices for assets such as precious metals and equities.

     Market risk exposures are managed through key strategies, policies, standards and limits established by the Board of Directors. The Board reviews and approves these policies and key risk limits annually, and receives regular reports on risk exposures and performance covering various lines of business.

     Within the policy and limit framework established by the Board, the Liability Committee (LCO) and the Market Risk Management and Policy Committee (MRMPC) provide senior management oversight of the Bank’s market risk exposures. The LCO is primarily focused on asset liability management, which includes funding and investment activities. The MRMPC is responsible for the approval of new products, limits and practices for trading, funding and investment activities. All market risk limits are reviewed at least annually.

Risk Measurement

The Bank uses a variety of techniques to identify, measure and control the market risks it assumes in its various activities. The application of these techniques is evaluated on an ongoing basis to ensure the accuracy of the results and the quality of the analysis. The key market risk measurement techniques are summarized below.

VALUE AT RISK

Value at risk (VAR) is an estimation of the potential for loss of value that could result from holding a position for a specified period of time, within a given level of statistical confidence. For trading books, VAR is calculated daily at a 99% confidence level, for a one-day holding period, using historical simulations based on 300 days of market data. The quality of the Bank’s VAR is validated by ongoing backtesting analysis, in which the VAR is compared to hypothetical and actual profit and loss results. VAR is also used to evaluate risks arising in certain funding and investment portfolios.

STRESS TESTING

VAR measures potential losses in normally active markets. Stress testing examines the impact that abnormally large swings in market factors and periods of prolonged inactivity might have on trading portfolios. The stress-testing program is designed to identify key risks and ensure that the Bank’s capital can easily absorb potential losses from abnormal events. The Bank subjects its trading portfolios to more than 200 stress scenarios on a monthly basis. A selected set of stress tests is performed daily. From time to time, the Bank also uses stress-testing scenarios to evaluate the integrity of its investment portfolio, using stress tests based on specific market events.

56	2003 Scotiabank Annual Report

Management’s Discussion & Analysis

SENSITIVITY ANALYSIS AND SIMULATION MODELLING

Sensitivity analysis assesses the effect of changes in interest rates on current earnings and on the economic value of assets and liabilities. It is applied globally to the major currencies within the Bank’s operations. Simulation models enable the Bank to assess interest rate risk under a variety of scenarios over time. The models incorporate assumptions about growth, planned business mix, changes in interest rates, shape of the yield curve, embedded product options, maturities and other factors. Simulation modelling under various scenarios is particularly important for managing risk in the deposit, lending and investment products the Bank offers to its retail customers.

GAP ANALYSIS

Gap analysis is used by the Bank to assess the interest rate sensitivity of its retail, wholesale banking and international operations. Under gap analysis, interest rate sensitive assets, liabilities and off balance sheet instruments are assigned to predefined time periods on the basis of expected repricing dates. A liability gap occurs when more liabilities than assets are subject to interest rate changes during a given time period. Conversely, an asset sensitive position arises when more assets than liabilities are subject to rate changes.

Funding and Investment Activities

The Bank’s asset liability management processes focus on identifying, measuring and controlling the market risks arising in the Bank’s funding and investment activities. The Liability Committee meets weekly to review risks and opportunities, and to evaluate performance.

INTEREST RATE RISK

Interest rate risk arising from the Bank’s funding and investment activities is subject to Board-approved global limits which are designed to control the risk to annual income and economic value. The annual income limit measures the effect of a specified shift in interest rates on the Bank’s net income, while the economic value limit measures the impact of a specified change in interest rates on the present value of the Bank’s net assets. Interest rate exposures in individual currencies are also controlled by gap limits. Gap analysis, simulation modelling, sensitivity analysis and VAR are used to assess exposures and for planning purposes.

     The Bank actively manages its interest rate exposures with the objective of enhancing net interest income within prudent risk tolerances. Given the uncertainty surrounding central bank interest rate policy during fiscal 2003, the Bank maintained relatively modest exposures in both Canadian and foreign currencies. The chart at right shows that the Bank’s one-year Canadian dollar gap, which was asset sensitive throughout much of fiscal 2003, moved to a small liability sensitive position as at October 2003. Overall, the Canadian dollar margin declined slightly in 2003.

     Interest rate gaps in foreign currencies were liability sensitive at the one-year point throughout fiscal 2003, although the position as at October 31, 2003, was modest. Margins on the foreign currency risk positions, primarily in Scotia Capital, fell in fiscal 2003 from the record margins achieved in the previous year.

     Based on the Bank’s interest rate positions at year end 2003, an immediate and sustained 100 basis point rise in interest rates across all currencies and maturities would reduce net income after tax by approximately $20 million over the next 12 months. During fiscal 2003, this measure has ranged between $20 million and $(64) million. This same shock would reduce the present value of the Bank’s net assets by approximately $463 million. During fiscal 2003, this measure has ranged between $234 million and $463 million.

FOREIGN CURRENCY RISK

Foreign currency risk arising from the Bank’s funding and investment activities includes that from the Bank’s corporate foreign currency positions and from its net investments in self-sustaining foreign operations (both subsidiaries and branches). These risks are subject to Board-approved limits and are reviewed quarterly by the Liability Committee. To manage the foreign currency exposure in its corporate position and foreign operations, the Bank customarily funds assets with liabilities in the same currency and retains net investments in self-sustaining foreign operations in their local currency.

     Foreign currency translation gains and losses from corporate positions are recorded in earnings, while foreign currency translation gains and losses from net investments in self-sustaining operations are recorded in the cumulative foreign currency translation adjustments account of shareholders’ equity. While gains/losses on net investments may increase/ reduce the Bank’s capital, depending on the strength or weakness of the Canadian dollar against other currencies, the Bank’s capital ratios are not materially affected, since the risk-weighted assets of the foreign operations rise or fall in the same proportion as the change in capital.

     The Bank is also subject to foreign currency translation risk on the earnings of its foreign businesses. This exposure is reviewed on an ongoing basis by the Liability Committee and, from time to time, a decision is made to enter into transactions that are intended to mitigate such risk.

EQUITIES RISK

Equities risk arises from the Bank’s investing activities, and is subject to Board-approved limits. These investments include common and preferred shares, as well as a diversified portfolio of third-party managed funds.

2003 Scotiabank Annual Report	57

Management’s Discussion & Analysis

INVESTMENT PORTFOLIOS

Investment portfolios generally consist of debt and equity securities held for liquidity, longer-term capital appreciation or attractive after-tax yields. Investment holdings are subject to Board-approved limits. As at October 31, 2003, the market value of the Bank’s investment securities portfolio was a substantial $703 million over book value, versus $25 million below book value at the end of fiscal 2002. This sharp improvement arose from the turnaround in North American equity markets, higher values in the Bank’s emerging market bond portfolio and good management of the portfolio.

Trading Activities

Scotiabank’s policies, processes and controls for trading activities are designed to achieve a balance between exploiting profitable trading opportunities and managing earnings volatility within a framework of sound and prudent practices. Trading activity is customer focused, but also includes a proprietary component.

     Trading is subject to detailed limits that are established by currency, instrument, position and term. Positions are marked to market daily, and valuations are reviewed independently on a regular basis. The back office and risk management units independently review and report on all aspects of trading activity. They provide daily reports of profit and loss, VAR and limit compliance to appropriate departments and executive management for evaluation and action.

     Independent risk management units conduct regular reviews and valuations. These units execute and analyze stress testing, sensitivity analysis and VAR calculations, and review and participate in new product development. Any models that are used for financial reporting or limit monitoring are independently validated prior to implementation and subject to formal periodic review.

     The Board of Directors annually approves aggregate VAR and stress testing limits for the Bank’s trading portfolios, and reviews the results quarterly. The Market Risk Management and Policy Committee also sets VAR limits by business line and reviews the results monthly.

     In fiscal 2003, the all-Bank one-day VAR for trading activities averaged $9.0 million, up slightly from $8.7 million in 2002. This was due to increases in equity and foreign exchange risk positions, partially offset by a decline in interest rate risk. The VAR ranged from a low of $5.8 million to a high of $16.1 million.

One-day VAR by risk factor (average, in $ millions)

Risk Factor	2003

Interest rate	$5.7
Equities	5.6
Foreign exchange	2.8
Commodities	0.7
(Diversification)	(5.8)

Total VAR	$9.0

     The histogram below shows the distribution of daily trading revenue for fiscal 2003. Daily trading revenue averaged $3.1 million per day, versus $3.0 million for 2002. Daily trading revenue was positive on more than 89% of trading days during the year.

     The largest single-day loss of $13 million occurred on July 15 due to an unusual combination of large movements in Canadian and U.S. interest rates, as well as in foreign exchange rates. This loss also exceeded the one-day VAR estimate as shown in the chart below, although a small number of such losses is consistent with the 99% confidence level used in the VAR.

58	2003 Scotiabank Annual Report

Management’s Discussion & Analysis

Derivative products

The Bank uses derivatives to manage market and credit risks arising from its funding and investment activities, and to lower its cost of capital. The Bank uses several types of derivative products, including interest rate swaps, futures and options, to hedge interest rate risk exposure. Forwards, swaps and options are also used to manage foreign exchange risk. As a dealer, the Bank markets derivatives to its customers and takes positions for its own account.

     The Bank trades a wide variety of instruments, including interest rate swaps and options, currency swaps, equity and credit derivatives, as well as more complex structured products.

     All derivative transactions are subject to the market risk control, reporting and analytical techniques noted under Trading Activities. Additional controls and analytical techniques are also applied to address certain market-related risks that are unique to derivative products.

     To control credit risk, the Bank applies limits to each counterparty, measures exposure as the current fair value plus potential future exposure, and uses credit mitigation techniques, such as netting and collateralization. The Bank’s derivatives portfolio is composed primarily of short-term instruments with high-quality counterparties. Investment grade counterparties account for 90% of the credit risk amount arising from the Bank’s derivative transactions, down slightly from last year.

     The Bank’s use of credit derivatives, particularly credit default swaps, increased during the year. Year over year, credit derivative notionals rose by $5.3 billion to $17.4 billion. The majority of this growth was in the Bank’s trading businesses, where the activity includes trading with customers, structured transactions and modest proprietary trading. Net credit derivative trading exposures are not significant. The Bank also transacts credit default swaps in its investment and loan portfolios. Credit protection sold is used as an alternative to bond or loan assets, while credit protection bought is used to manage credit exposures. As at October 31, 2003 the notional value of credit default swaps sold in the investment and credit portfolios was $1.7 billion and the notional value bought was $0.5 billion.

     Structured transactions may involve combinations of cash and derivative products. These transactions are carefully evaluated by the Bank to identify and address the credit, market, legal, tax and other risks and are subject to a cross-functional review and sign off from the Global Risk Management, Taxation, Finance and General Counsel departments. All large structured derivatives transactions are also subject to review by senior risk management committees. Once executed, the transactions are subject to the same ongoing credit reviews and market risk analysis as other types of derivatives transactions. Special emphasis is placed on credit ratings of the reference assets, and the valuation of credit derivatives and reference assets in these transactions. The market risk in these transactions is usually minimal, and returns are earned by providing structuring expertise and by taking credit risk.

     Commencing November 1, 2003, the Bank adopted the provisions of an accounting guideline on hedging relationships which requires all asset-liability management (non-trading) derivatives that do not meet specified designation, documentation and effectiveness testing requirements to be carried in the financial statements at fair value, with changes in fair value recorded through the income statement. Certain derivatives strategies which act effectively as economic hedges no longer qualify for hedge accounting after transition to the new guideline. The Bank performs ongoing hedge effectiveness testing for qualifying derivatives, and assesses market risk, control and reporting issues for those derivatives that do not qualify for hedge accounting. The adoption of this new guideline is discussed further in note 2 of the consolidated financial statements.

Liquidity Risk

Liquidity refers to the Bank’s ongoing ability to accommodate liability maturities and withdrawals, fund asset growth and otherwise meet contractual obligations through access to funding at reasonable market rates. Liquidity management involves maintaining sufficient and diverse funding capacity, liquid assets and other cash resources to accommodate fluctuations in asset and liability levels resulting from business shocks or unexpected events.

     The Board of Directors approves the Bank’s liquidity and funding management policies and establishes limits to control the Bank’s global net cumulative cash flow gap and minimum core liquid assets for key global currencies. The Board of Directors entrusts the responsibility for liquidity risk management to the most senior executives of the Bank through the Liability Committee, which meets weekly to evaluate the Bank’s liquidity profile.

     The Bank assesses the adequacy of its liquidity position by analyzing its current liquidity position, present and anticipated funding requirements, and alternative sources of funds. Future cash inflows and outflows are forecasted daily.

     As part of the ongoing process of measuring funding requirements, the Bank analyzes liquidity requirements under various scenarios, and reviews the underlying assumptions for such scenarios periodically. Contingency plans have been developed that include strategies for managing a liquidity crisis and procedures for addressing cash flow shortfalls in emergency situations. These plans are updated annually.

     The Bank maintains large holdings of liquid assets to support its operations. These assets can be sold or pledged to meet the Bank’s obligations. As at October 31, 2003, liquid assets were $75 billion (2002 — $67 billion), equal to 26% of total assets versus 23% the previous year. These assets consist of securities, 73% (2002 — 70%), and cash and deposits, 27% (2002 — 30%).

2003 Scotiabank Annual Report	59

Management’s Discussion & Analysis

     The Bank pledges securities and other liquid assets in order to secure an obligation, participate in clearing or settlement systems, or to operate in foreign jurisdictions. As at October 31, 2003, total assets pledged were $44 billion (2002 — $44 billion).

     Securities repurchase, borrowing and lending activities account for most of the Bank’s pledging. During 2003, the Board of Directors approved a global policy for asset pledging which includes global limits to ensure that pledging is effectively managed and controlled.

     Scotiabank relies on a broad range of funding sources. The principal sources of funding are capital, deposits drawn from retail and commercial clients in the Bank’s extensive domestic and international branch network, and wholesale funding. To ensure that the Bank does not place undue reliance on a single entity as a funding source, the Bank maintains a limit on the amount of deposits it will accept from any one entity. Core funds, represented by capital and core deposits of the Bank’s retail and commercial clients, were $137 billion as at October 31, 2003, versus $135 billion last year. This moderate increase arose from higher retail and commercial deposits, partially offset by the redemption of subordinated debentures. As at October 31, 2003, the Bank’s core funds represent 48% of total funding (2002 — 46%).

     The Bank has further enhanced its term funding through note issuance programs and the sale of mortgage-backed securities. In fiscal 2003, the Bank issued $3.4 billion in Euro medium-term notes, $2.8 billion in deposit notes in the domestic market, and $1.8 billion of Yankee certificates of deposit and other instruments. Further details on the Bank’s outstanding medium term-notes are provided in the table below. The Bank also sold $2.4 billion of NHA mortgages to Canada Housing Trust as a participant in the Canada Mortgage Bond Program.

Medium-term note maturities ($ millions)
	Wholesale	Euro
	deposit notes	MTN	Total

Less than one year	$2,624	$2,788	$5,412
One to five years	5,743	4,981	10,724
Greater than five years	548	—	548

Total	$8,915	$7,769	$16,684

Off-Balance Sheet Arrangements

In the normal course of business, the Bank is involved with off-balance sheet arrangements, which fall into three main categories: variable interest entities (VIEs), securitizations, and guarantees.

Variable interest entities

The Bank is involved with several types of off-balance sheet arrangements using VIEs, which fall into two broad categories:

•	VIEs used to provide a wide range of services to customers. These include sponsoring and actively managing mutual funds, as well as offering trust and estate services for personal and corporate trusts. In addition, the Bank establishes VIEs to assist clients in securitizing their financial assets, to provide investment opportunities and to allow borrowers to efficiently finance capital assets using synthetic leases.

•	Periodically, the Bank uses VIEs to diversify its funding sources and manage its capital requirements, by securitizing its own assets (including personal and corporate loans and mortgages) and issuing innovative Tier 1 capital instruments (e.g., Scotiabank Trust Securities).

     As disclosed in Note 2 to the consolidated financial statements on page 84, new Canadian accounting rules, which are effective for fiscal 2005, may require some of the above VIEs to be consolidated by the Bank. However, the standard setters continue to deliberate implementation issues, and have recently proposed amendments that likely will result in non-consolidation by the Bank of trusts administered by the Bank’s trust departments and mutual funds. As well, the Bank is in the process of restructuring certain VIEs with the intent that it will not be required to consolidate these vehicles once the new rules are effective. As a result, it is difficult to determine the financial impact of these new rules; however, the Bank does not expect it to be material.

     For many of the VIEs used to provide services to customers, the Bank has no exposure to loss on the underlying assets, as it does not guarantee the performance of the assets. For other transactions, the Bank may be exposed to credit, market, liquidity or operational risks. These VIEs are subject to the review and approval processes that the Bank applies to all transactions to ensure that these risks, as well as accounting, related party and ownership issues, are properly addressed.

Securitizations

     In certain off-balance sheet arrangements, the Bank securitizes its own personal and credit card loans, mortgages and business loans by transferring the assets to unrelated third parties. As discussed further in Note 1 to the consolidated financial statements on page 82, if certain criteria are met, the transfers are treated as sales and the transferred assets are removed from the consolidated balance sheet. These securitizations allow the Bank to diversify its funding sources and manage risks and capital requirements. The total principal amount of off-balance sheet securitized personal and credit card loans has declined over the past two years, as these arrangements mature and the underlying assets are reacquired by the Bank. The total principal

60	2003 Scotiabank Annual Report

Management’s Discussion & Analysis

Table 11 Interest rate gap

				Non-interest
Interest rate sensitivity position(1)	Within	3 to 12	Over	rate
As at October 31, 2003 ($ billions)	3 months	months	1 year	sensitive	Total

Canadian dollars
Assets	$95.5	$14.7	$44.0	$5.6	$159.8
Liabilities	92.6	19.2	26.3	21.7	159.8

Gap	2.9	(4.5)	17.7	(16.1)
Cumulative gap	2.9	(1.6)	16.1	—

Foreign currencies
Assets	90.8	8.9	15.9	10.5	126.1
Liabilities	94.9	5.7	8.8	16.7	126.1

Gap	(4.1)	3.2	7.1	(6.2)
Cumulative gap	(4.1)	(0.9)	6.2	—

Total
Gap	$(1.2)	$(1.3)	$24.8	$(22.3)
Cumulative gap	(1.2)	(2.5)	22.3	—

As at October 31, 2002:
Gap	$9.1	$(11.6)	$22.5	$(20.0)
Cumulative gap	9.1	(2.5)	20.0	—

(1)	The above figures reflect the inclusion of off-balance sheet instruments, as well as an estimate of prepayments on consumer and mortgage loans. The off-balance sheet gap is included in liabilities.

Table 12 Liquidity

For the fiscal years ($ millions)	2003	2002	2001	2000	1999

Canadian dollar liquid assets
Cash and deposits with Bank of Canada	$647	$868	$1,062	$648	$642
Deposits with other banks	1,382	686	1,124	1,131	1,327
Securities	34,234	30,310	25,284	22,129	16,571
Call and short loans	—	—	—	—	—

	36,263	31,864	27,470	23,908	18,540

Foreign currency liquid assets
Cash and deposits with Bank of Canada	2,388	2,370	2,147	1,598	1,302
Deposits with other banks	16,163	16,348	15,827	15,368	13,844
Securities	20,254	16,194	17,702	12,058	10,229
Call and short loans	—	—	291	—	—

	38,805	34,912	35,967	29,024	25,375

Total liquid assets
Cash and deposits with Bank of Canada	3,035	3,238	3,209	2,246	1,944
Deposits with other banks	17,545	17,034	16,951	16,499	15,171
Securities	54,488	46,504	42,986	34,187	26,800
Call and short loans	—	—	291	—	—

	$75,068	$66,776	$63,437	$52,932	$43,915

Liquid assets as a % of total assets	26.3%	22.5%	22.3%	20.9%	19.7%

2003 Scotiabank Annual Report	61

Management’s Discussion & Analysis

amount of off-balance sheet securitized mortgages has increased over the past two years, as securitization was a cost-effective method of funding the significant growth in mortgages over that period. Given the Bank’s sizable capital base, and manner in which the securitizations are structured, the Bank is not exposed to significant liquidity risks in connection with these off-balance sheet arrangements.

     Subsequent to the transfer of the assets, the Bank retains interests in certain securities issued by the trust, maintains relationships with the underlying customers and provides administrative services to the trust. The Bank recorded securitization revenues of $140 million in 2003 compared to $162 million in the prior year. More information on the amount of securitizations and associated cash flows, servicing fees and retained interests is provided in note 4(b) to the consolidated financial statements on page 86.

Guarantees

Off-balance sheet arrangements in the form of guarantees are issued by the Bank to earn fee revenue and consist primarily of:

•	Standby letters of credit and letters of guarantee, which are issued at the request of a bank customer to secure the customer’s payment or performance obligations to a third party. Annual fees from these arrangements are approximately $125 million.

•	Liquidity facilities, which generally provide an alternate source of financing to asset-backed commercial paper conduits, in the event market disruption prevents the conduits from issuing commercial paper.

     These arrangements may expose the Bank to credit or liquidity risks and are subject to appropriate underwriting procedures.

     Various other guarantees are also issued from time to time in the normal course of business. More information on guarantees can be found in note 20 to the consolidated financial statements on page 100.

Operational Risk

Operational risk is the risk of loss resulting from external events, or from inadequate or failed internal processes, systems or human behaviour. Operational risk is an inherent risk element in each of the Bank’s business and key support activities. It can manifest itself in various ways, including breakdowns, errors, business interruptions, and inappropriate behaviour of employees, and can potentially result in financial loss, regulatory sanctions and damage to the Bank’s reputation.

     Operational risk is managed and controlled within the individual business lines in accordance with Bank policies and standards, including:

•	a Board-approved operational risk management policy;

•	continuous identification, assessment, measurement and management of operational risks faced by the Bank, including those related to new initiatives;

•	trained and competent staff, with clearly defined and documented approval authorities;

•	segregation of duties and delegation of authority within business units;

•	communication and enforcement of the Bank’s Guidelines for Business Conduct;

•	a comprehensive business recovery planning process, including business resumption plans for all key operations areas, and extensive on- and off-site backup facilities to ensure the availability of service delivery; and

•	risk mitigation through insurance, where appropriate.

     As well, regular risk-based audits by an experienced independent internal audit department include comprehensive reviews of the design and operation of internal control systems in all business and support groups, new products and systems, and the reliability and integrity of data processing operations.

     The Bank’s central operational risk management unit is responsible for developing and implementing group-wide methodologies for identification, measurement, assessment and management of operational risk. In fulfilling its mandate it is responsible for:

•	defining high-level operational risk policies to ensure a comprehensive and consistent approach to the identification and management of operational risk.

•	providing guidance to business units on operational risk-related issues, including regulatory changes and developments in the measurement and management of operational risk, to promote best practices throughout the Bank; and

•	ongoing review and improvement of all aspects of operational risk management to reflect developments in industry best practice and regulatory requirements.

     In 2003, the Bank implemented a guided self-assessment program for all significant business units under the direction of the central operational risk management unit. Line management of each business unit, in conjunction with risk management personnel, conducted a structured operational risk review to identify and assess operational risks relevant to the business unit and, where appropriate, develop action plans to mitigate identified risks. Results of this program were aggregated and reported to executive management and the Board of Directors.

     In 2003, the Bank also enhanced its operational loss data collection through the development of data standards based on industry norms, and broadened the scope of data collection in relation to both business units and types of losses.

62	2003 Scotiabank Annual Report

Management’s Discussion & Analysis

Reputational Risk

Reputational risk is the risk that negative publicity regarding an institution’s business practices, whether true or not, will adversely affect the Bank’s operations or customer base, or will require costly litigation or other defensive measures.

     Negative publicity about an institution’s business practices may involve any aspect of its operations, but usually involves questions about business ethics and integrity, competence, or quality of products and services. Negative publicity and attendant reputational risk frequently arise as a by-product of some other kind of risk management control failure.

     Reputational risk is managed and controlled throughout the Bank by a wide array of codes of conduct, governance practices and risk management programs, policies, procedures, and training. Many relevant checks and balances are outlined in greater detail in other risk management sections, particularly Operational Risk. All directors, officers and employees have a responsibility to conduct their activities in a manner that minimizes reputational risk. The activities of the General Counsel, Corporate Secretary, Public & Corporate Affairs and Compliance departments are particularly oriented to the management of reputational risk.

     In providing credit or advice to customers, the Bank considers whether the transaction or relationship might give rise to reputational risk. To manage this risk, the Bank has created a Reputational Risk Committee to support other risk management committees and business units with their assessment of complex products and transactions. To ensure that the Bank executes transactions that are, and will be seen to be, congruent with high ethical standards, the Reputational Risk Committee considers a broad array of factors when assessing transactions, including: the extent, and outcome, of legal and regulatory due diligence pertinent to the transaction; the economic intent of the transaction; the effect of the transaction on the transparency of a customer’s financial reporting; the need for customer or public disclosure; conflict of interest; fairness; and public perception. The Reputational Risk Committee may impose any conditions on customer transactions that the Committee believes are necessary to ensure that the transactions meet Bank standards.

Environmental Risk

Environmental issues continue to increase in importance for all our stakeholders — shareholders, customers, employees and communities. We realize that we must manage the direct and indirect impact we have on the environment. To do this, we have implemented policies, practices and employee initiatives to operate in an environmentally friendly way.

     Scotiabank’s environmental policy was first introduced in 1991, and reflects our commitment to responsible conduct, both to protect and conserve the environment and to safeguard the interests of stakeholders from environmental risk. The policy has since been periodically updated, with the approval of the Bank’s Board of Directors, and guides our day-to-day operations, the management of our real estate holdings and our lending practices. In addition, many of our supplier agreements now include an environmental component.

     The Bank is dedicated to integrating environmental compliance and conservation into the management of its business operations. This integration will be pursued in a manner consistent with sound business principles, with due regard for sustainable development.

     Environmental considerations are also built into the Bank’s credit evaluation procedures through an Environmental Lending Policy that has been in place for more than 10 years. The policy and related procedures are designed to safeguard the interests of stakeholders from the effects of environmental risk.

2003 Scotiabank Annual Report	63

Management’s Discussion & Analysis

Supplementary Data*
Credit Risk

Table 13 Geographic distribution of earning assets

	2003

		% of
		earning
As at September 30 ($ billions)	Balance	assets	2002	2001	2000	1999

North America
Canada	$158.5	60.8%	$147.8	$135.3	$133.0	$122.7
United States	34.1	13.1	46.4	43.1	44.0	38.9

	192.6	73.9	194.2	178.4	177.0	161.6

Europe
United Kingdom	8.1	3.1	10.2	10.4	9.2	8.1
Germany	2.9	1.1	2.8	3.5	3.3	2.4
France	1.5	0.6	1.4	1.5	1.9	1.7
Netherlands	1.5	0.6	1.1	1.0	0.6	1.0
Ireland	1.4	0.5	1.6	1.4	0.9	1.2
Other	4.8	1.9	5.0	5.6	4.4	4.2

	20.2	7.8	22.1	23.4	20.3	18.6

Asia
South Korea	1.8	0.7	2.3	1.5	1.4	1.4
Japan	1.7	0.6	1.6	1.4	1.3	1.3
Malaysia	1.5	0.6	1.6	1.7	1.3	1.2
India	1.1	0.4	1.1	1.1	0.9	0.7
Hong Kong	1.0	0.4	1.2	1.4	2.0	1.6
Other	2.0	0.8	2.2	1.9	1.5	1.6

	9.1	3.5	10.0	9.0	8.4	7.8

Caribbean
Jamaica	2.6	1.0	3.4	3.2	2.8	2.7
Puerto Rico	2.1	0.8	2.6	2.4	2.1	2.0
Bahamas	1.7	0.6	1.8	1.7	1.5	1.4
Trinidad & Tobago	1.6	0.6	1.7	1.7	1.5	1.3
Other	6.4	2.5	6.9	5.2	4.6	4.2

	14.4	5.5	16.4	14.2	12.5	11.6

Latin America
Mexico	18.2	7.0	20.3	19.7	1.5	1.2
Chile	3.4	1.3	3.6	3.0	3.1	0.4
Argentina	—	—	0.2	3.7	3.7	3.3
Other	3.7	1.4	3.7	3.9	3.3	2.8

	25.3	9.7	27.8	30.3	11.6	7.7

Middle East and Africa	0.4	0.2	0.5	0.4	0.4	0.6

General allowance(1)	(1.5)	(0.6)	(1.5)	(1.5)	(1.3)	(1.3)

Total	$260.5	100.0%	$269.5	$254.2	$228.9	$206.6

(1)	As at October 31.

*	Certain comparative amounts in this report have been reclassified to conform with current year presentation.

64	2003 Scotiabank Annual Report

Management’s Discussion & Analysis

Table 14 Cross-border exposure to select countries(1)

					Investment in
		Interbank		Government and	subsidiaries		2003	2002
As at October 31 ($ millions)	Loans	deposits	Trade	other securities	and affiliates(3)	Other	Total	Total

Asia
South Korea	$819	$11	$236	$547	$—	$22	$1,635	$2,293
Japan	510	56	60	630	—	103	1,359	1,301
Malaysia	659	13	37	338	128	—	1,175	1,122
India	296	59	491	40	—	17	903	596
Hong Kong	402	—	31	217	—	47	697	758
China	26	29	301	7	—	52	415	149
Other(2)	215	176	131	310	—	7	839	944

	2,927	344	1,287	2,089	128	248	7,023	7,163

Latin America
Mexico	1,011	—	118	742	888	6	2,765	2,474
Brazil	35	—	561	400	—	1	997	1,065
Chile	431	198	6	—	248	1	884	763
Venezuela	1	—	2	149	89	—	241	300
Argentina	16	—	—	35	—	—	51	164
Other(4)	1,296	6	54	74	104	1	1,535	1,518

	2,790	204	741	1,400	1,329	9	6,473	6,284

(1)	Cross-border exposure represents a claim, denominated in a currency other than the local one, against a borrower in a foreign country on the basis of ultimate risk.

(2)	Includes Indonesia, The Philippines, Singapore, Taiwan and Thailand.

(3)	Excludes goodwill of nil (2002 — $36) in Mexico and $111 (2002 — $110) in Chile.

(4)	Includes Colombia, Costa Rica, El Salvador, Panama, Peru and Uruguay.

Table 15 Loans and acceptances by geography

						Percentage mix
Excludes reverse repos
As at September 30 ($ billions)	2003	2002	2001	2000	1999	2003	1999

Canada
Atlantic provinces	$10.0	$9.4	$9.3	$9.2	$9.1	6.5%	6.6%
Quebec	7.9	7.1	6.9	8.1	7.5	5.0	5.4
Ontario	60.8	55.5	51.5	50.7	48.3	39.0	34.7
Manitoba and Saskatchewan	5.0	4.8	4.8	4.4	4.2	3.2	3.0
Alberta	11.7	11.1	11.1	11.0	10.0	7.5	7.2
British Columbia	12.8	12.3	12.2	12.4	12.1	8.2	8.7

	108.2	100.2	95.8	95.8	91.2	69.4	65.6

International
United States	13.8	21.5	21.5	23.5	22.0	8.9	15.8
Europe	8.0	10.8	10.3	9.3	7.9	5.1	5.6
Caribbean	10.2	11.6	10.6	9.4	8.7	6.6	6.3
Asia	4.6	4.9	5.2	5.8	5.7	2.9	4.1
Latin America	12.2	13.1	15.0	7.6	4.4	7.9	3.2
Middle East and Africa	0.4	0.3	0.3	0.3	0.4	0.2	0.3

	49.2	62.2	62.9	55.9	49.1	31.6	35.3

General allowance(1)	(1.5)	(1.5)	(1.5)	(1.3)	(1.3)	(1.0)	(0.9)

Total loans and acceptances	$155.9	$160.9	$157.2	$150.4	$139.0	100.0%	100.0%

(1)	As at October 31.

2003 Scotiabank Annual Report	65

Management’s Discussion & Analysis

Table 16 Loans and acceptances by type of borrower

	2003
Excludes reverse repos
As at September 30 ($ billions)	Balance	% of total	2002	2001	2000

Loans to households
Residential mortgages	$60.4	38.8%	$55.9	$52.5	$49.8
Personal loans	25.6	16.4	22.9	19.7	17.7

	86.0	55.2	78.8	72.2	67.5

Loans to businesses and governments
Resource and manufacturing, excluding automotive
Mining and primary metals	3.3	2.1	4.0	4.1	3.8
Oil and gas	2.6	1.7	3.8	3.5	4.2
Food and beverage	2.5	1.6	3.1	3.3	2.9
Agriculture	2.3	1.5	2.3	2.3	2.2
Electrical and other machinery	1.6	1.1	2.2	3.2	2.8
Forest products	1.6	1.0	2.6	2.5	2.1
Other resource and manufacturing	5.5	3.5	6.3	7.7	8.3

	19.4	12.5	24.3	26.6	26.3
Real estate and construction	7.0	4.5	7.2	8.0	8.9
Banks and other financial services	6.5	4.1	7.9	6.7	7.5
Wholesale and retail distribution, excluding automotive	5.7	3.7	5.1	6.6	7.0
Automotive manufacturing and distribution	4.8	3.1	5.0	5.2	5.4
Transportation	3.8	2.4	4.8	4.7	4.7
Telecommunications and cable	3.2	2.0	4.8	4.9	4.1
Hotels	2.9	1.9	3.0	3.1	2.7
Utilities	2.8	1.8	4.6	3.9	2.6
Media	2.5	1.6	2.9	2.9	3.4
Leisure and amusements	2.1	1.4	2.4	2.1	2.6
Business services	1.9	1.2	2.2	2.3	1.8
Government	1.7	1.1	1.3	1.7	0.9
Other services	7.1	4.5	8.1	7.8	6.3

	71.4	45.8	83.6	86.5	84.2

	157.4	101.0	162.4	158.7	151.7
General allowance(1)	(1.5)	(1.0)	(1.5)	(1.5)	(1.3)

Total loans and acceptances	$155.9	100.0%	$160.9	$157.2	$150.4

(1)	As at October 31.

Table 17 Exposure to power and telecommunication sectors

	2003			2002

Loans and acceptances, as at October 31, 2003	Investment	Non-investment		Investment	Non-investment
($ millions)	grade	grade	Total	grade	grade	Total

Power sector(1)
Regulated utilities	$542	$494	$1,036	$1,213	$630	$1,843
Diversified generation	25	338	363	—	789	789
Independent power projects with power purchase agreements	437	272	709	558	475	1,033
Other power projects	45	631	676	202	1,005	1,207

Total	$1,049	$1,735	$2,784	$1,973	$2,899	$4,872

Telecommunication sector
Cable operators	$131	$1,441	$1,572	$223	$1,666	$1,889
Regulated telephone	420	113	533	1,112	249	1,361
Unregulated telephone	56	186	242	69	374	443
Wireless	172	501	673	167	782	949
Other	—	97	97	—	180	180

Total	$779	$2,338	$3,117	$1,571	$3,251	$4,822

(1)	Loans in the Power sector are included in the Utilities category in Table 16 above.

66	2003 Scotiabank Annual Report

Management’s Discussion & Analysis

Table 18   Off-balance sheet credit instruments

As at October 31 ($ billions)	2003	2002	2001	2000	1999

Commitments to extend credit	$110.5	$127.0	$132.6	$127.7	$115.0
Standby letters of credit and letters of guarantee	14.2	14.8	11.5	10.8	9.6
Securities lending, securities purchase commitments and other	7.7	5.9	4.9	6.7	4.9

Total	$132.4	$147.7	$149.0	$145.2	$129.5

Table 19   Changes in net impaired loans(1)

As at October 31 ($ millions)	2003	2002	2001	2000	1999

Gross impaired loans
Balance at beginning of year	$3,987	$4,439	$2,741	$2,380	$2,291
Acquisition of subsidiaries	—	—	906	121	—
Net additions	698	3,054	1,820	965	809
Disposal of Scotiabank Quilmes operations(2)	—	(1,006)	—	—	—
Writeoffs	(927)	(2,376)	(1,165)	(781)	(658)
Foreign exchange and other	(517)	(124)	137	56	(62)

Balance at end of year	3,241	3,987	4,439	2,741	2,380

Allowance for credit losses(3)
Balance at beginning of year	3,367	4,180	2,802	2,536	1,870
Acquisition of subsidiaries	—	—	919	153	—
Provision for credit losses charged to:
Income	893	2,029	1,425	765	635
Retained earnings	—	—	—	—	550 (4)
Disposal of Scotiabank Quilmes operations(2)	—	(504)	—	—	—
Writeoffs	(927)	(2,376)	(1,165)	(781)	(658)
Recoveries	164	169	123	113	138
Foreign exchange and other	(303)	(131)	76	16	1

Balance at end of year	3,194	3,367	4,180	2,802	2,536

Net impaired loans
Balance at beginning of year	620	259	(61)	(156)	421
Net change in gross impaired loans	(746)	(452)	1,698	361	89
Net change in allowance for credit losses	173	813	(1,378)	(266)	(666)

Balance at end of year	$47	$620	$259	$(61)	$(156)

(1)	Excludes net impaired loans pertaining to designated emerging markets.

(2)	Includes foreign exchange impact.

(3)	Comprises specific and general allowances.

(4)	Refer to footnote (1) on page 118.

Table 20   Specific provisions for credit losses by business line

For the fiscal years ($ millions)	2003	2002	2001	2000	1999

Domestic
Retail	$194	$177	$140	$140	$150
Commercial	77	82	106	28	84

	271	259	246	168	234

International
Latin America(1)	(29)	434	162	99	73
Caribbean	84	73	62	61	33
Asia	17	13	25	16	—
Europe	1	3	1	9	9

	73	523	250	185	115

Scotia Capital
Canada	124	37	38	33	(87)
United States	270	1,131	671	308	229
Other	155	79	45	71	(6)

	549	1,247	754	412	136

Total	$893	$2,029	$1,250	$765	$485

(1)	Includes reversals of $64 (2002 — charge of $454) of specific provisions with respect to Argentina, including cross-border exposure.

2003 Scotiabank Annual Report	67

Management’s Discussion & Analysis

Table 21   Provisions for credit losses as a percentage of average loans and acceptances

For the fiscal years (%)	2003	2002	2001	2000	1999

Canada
Residential mortgages, personal and credit cards	0.27%	0.26%	0.23%	0.23%	0.25%
Business	0.47	0.29	0.34	0.15	(0.01)
U.S. and Other International	0.70	2.06	1.22	0.87	0.57

Weighted subtotal — specific provisions	0.48	1.05	0.68	0.46	0.31

General provision	—	—	0.10	—	0.10 (1)

Weighted total	0.48%	1.05%	0.78%	0.46%	0.41%

(1)	Refer to footnote (1) on page 118.

Table 22   Specific provisions by type of borrower

For the fiscal years ($ millions)	2003	2002

Personal loans	$246	$241

Businesses and governments
Resource and manufacturing, excluding automotive
Oil and gas	(51)	9
Food and beverage	54	138
Forest products	19	15
Agriculture	25	3
Electrical and other machinery	42	57
Primary metals and mining	56	(2)
Other	25	181

	170	401
Automotive manufacturing and distribution	34	3
Banks and other financial services	—	(23)
Transportation	140	4
Wholesale and retail distribution, excluding automotive	25	20
Utilities	113	180
Telecommunications and cable	27	552
Real estate and construction	55	53
Media	—	24
Hotels	30	(1)
Government	1	1
Business services	67	33
Leisure & amusements	14	4
Other services	35	83

	711	1,334

	957	1,575
Argentina	(64)	454

Total specific provisions	$893	$2,029

68	2003 Scotiabank Annual Report

Management’s Discussion & Analysis

Table 23   Non-performing loans by type of borrower

	2003			2002

Excluding reverse repos		Allowance for			Allowance for
As at October 31 ($ millions)	Net	credit losses	Gross	Net	credit losses	Gross

Personal loans	$321	$(436)	$757	$402	$(479)	$881

Businesses and governments
Resource and manufacturing, excluding automotive
Oil and gas	—	—	—	5	(31)	36
Food and beverage	50	(88)	138	106	(47)	153
Forest products	10	(29)	39	20	(22)	42
Agriculture	14	(51)	65	29	(34)	63
Electrical and other machinery	49	(59)	108	100	(68)	168
Primary metals and mining	58	(88)	146	44	(65)	109
Other	69	(91)	160	214	(188)	402

	250	(406)	656	518	(455)	973
Automotive manufacturing and distribution	42	(66)	108	18	(52)	70
Banks and other financial services	2	(9)	11	17	(87)	104
Transportation	100	(140)	240	—	(61)	61
Wholesale and retail distribution, excluding automotive	20	(66)	86	74	(85)	159
Utilities	156	(138)	294	186	(162)	348
Telecommunications and cable	300	(86)	386	528	(162)	690
Real estate and construction	69	(124)	193	106	(83)	189
Media	7	(19)	26	20	(28)	48
Hotels	169	(70)	239	47	(25)	72
Government	—	(3)	3	19	(4)	23
Business services	15	(19)	34	27	(27)	54
Leisure & amusements	51	(40)	91	81	(36)	117
Other services	20	(97)	117	52	(147)	199

	1,201	(1,283)	2,484	1,693	(1,414)	3,107

	1,522	(1,719)	3,241	2,095	(1,893)	3,988
Allowance for credit losses — general	(1,475)			(1,475)

Net impaired loans after general allowance	$47			$620

Capital

Table 24   Capital funding activity

Issues		Maturities/Redemptions/Repurchases

Tier 1 Capital		Preferred shares

February 13, 2003	$750,000,000 Scotiabank Trust Securities — Series 2003-1 issued by Scotiabank Capital Trust	January 29, 2003	$225,000,000 Series 8 non-cumulative preferred shares

		April 28, 2003	$250,000,000 Series 9 non-cumulative preferred shares

Subordinated debentures

		March 24, 2003	$116,215,000 8.10% debentures due March 24, 2003

		May 1, 2003	US$250,000,000 6.875% debentures due May 1, 2003

		April 1, 2003	$600,000,000 5.40% debentures due April 1, 2008

2003 Scotiabank Annual Report	69

Management’s Discussion & Analysis

Table 25   Risk-weighted assets

As at October 31 ($ billions)			2003		2002

Conversion	Weighting			Risk-		Risk-
factor	factor		Gross	weighted	Gross	weighted

On-balance sheet
—	0 – 20%	Cash resources	$20.6	$3.1	$20.3	$3.0
—	0 – 100%	Securities(1)	63.2	9.0	56.2	10.3
—	0 – 50%	Residential mortgages	61.5	19.4	56.1	15.6
—	0 – 100%	Loans and acceptances	117.0	85.2	138.0	97.4
—	0 – 100%	Other assets	23.6	5.0	25.8	5.9

		Total on-balance sheet	285.9	121.7	296.4	132.2

Off-balance sheet
		Indirect credit instruments:
0%	—	One year and under credit commitments	76.2	—	87.5	—
20%	0 – 100%	Short-term trade letters of credit	0.7	0.1	0.8	0.1
50%	0 – 100%	Longer-term credit commitments	34.3	14.9	39.5	17.1
50%	0 – 100%	Performance guarantees	4.6	2.3	5.6	2.8
100%	0 – 100%	Standby letters of credit, letters of guarantee, securities lending and other commitments	16.6	8.9	14.3	6.9

			132.4	26.2	147.7	26.9

		Interest rate instruments:
0 — 1.5%	0 – 50%	Futures and forward rate agreements	173.5	—	193.9	—
0 — 1.5%	0 – 50%	Interest rate swaps	484.1	2.2	537.8	3.3
0 — 1.5%	0 – 50%	Interest rate options	105.4	0.2	98.0	0.2

			763.0	2.4	829.7	3.5

		Foreign exchange instruments:
1 — 7.5%	0 – 50%	Futures and foreign exchange contracts	189.8	2.0	213.9	1.5
1 — 7.5%	0 – 50%	Currency swaps	52.3	1.3	54.0	0.9
1 — 7.5%	0 – 50%	Currency options	6.6	0.1	8.3	0.1

			248.7	3.4	276.2	2.5

		Other derivative instruments
6 — 10%	0 – 50%	Equity swaps and options	20.6	0.4	20.4	0.6
6 — 10%	0 – 50%	Credit derivatives	17.4	0.3	12.1	0.2
7 — 15%	0 – 50%	Other	2.9	0.1	3.3	0.1

			40.9	0.8	35.8	0.9

		Total off-balance sheet	1,185.0	32.8	1,289.4	33.8

		Total gross and risk-weighted assets	1,470.9	154.5	1,585.8	166.0

		Impact of master netting		(3.1)		(3.3)

		Market risk – risk assets equivalent(1)		3.1		2.7

		Total	$1,470.9	$154.5	$1,585.8	$165.4

(1)	Includes assets which are subject to market risk. The risk weighting of these assets is included in “Market risk — risk assets equivalent.”

Other Information

Table 26   Charges related to the sale of the operations of Scotiabank Quilmes

($ millions)	2003	2002	2001

Provision for (recovery of) credit losses	$(64)	$454	$50
Other income:
Loss on securities	19	20	40
Investment banking	—	(4)	—
Other(1)	—	87	10
Non-interest expenses:
Loss on disposal of subsidiary operations	31	237 (2)	—

Total provision and charges (recovery) before income taxes	(14)	794	100
Provision for (recovery of) income taxes	3	(254)	(38)

Total provision and charges (recovery)	$(11)	$540	$62

(1)	Reflects the loss from pesofication (the impact of converting U.S. dollar-denominated assets and liabilities to Argentine pesos at different and non-market rates, as mandated by the Argentine government).

(2)	Loss on disposal of subsidiary operations is net of a $95 foreign exchange gain, which was transferred from cumulative foreign exchange translation in the consolidated balance sheet. This foreign exchange gain primarily offsets the foreign exchange loss from the devaluation of the Argentine peso on the allowance for credit losses established in the first quarter of 2002.

70	2003 Scotiabank Annual Report

Management’s Discussion & Analysis

Table 27   Components of net income as a percentage of average total assets(1)

Taxable equivalent basis
For the fiscal years (%)	2003	2002	2001	2000	1999(2)

Net interest income	2.23%	2.34%	2.37%	2.26%	2.11%
Provision for credit losses	(0.31)	(0.69)	(0.53)	(0.32)	(0.28)
Other income	1.39	1.33	1.50	1.54	1.39

Net interest and other income	3.31	2.98	3.34	3.48	3.22
Non-interest expenses	(1.99)	(2.01)	(2.08)	(2.16)	(2.08)
Restructuring provision and goodwill writeoff	—	—	—	0.01	0.01

Net income before the undernoted:	1.32	0.97	1.26	1.33	1.15
Provision for income taxes and non-controlling interest	(0.46)	(0.36)	(0.46)	(0.52)	(0.47)

Net income	0.86%	0.61%	0.80%	0.81%	0.68%
Average total assets ($ billions)	$288.5	$296.9	$271.8	$238.7	$229.0

(1)	Income from tax-exempt securities has been expressed on an equivalent before-tax basis. The provision for income taxes has been adjusted by a corresponding amount: 2003 — $278 million; 2002 — $268 million; 2001 — $230 million; 2000 — $194 million; 1999 — $163 million.

(2)	Refer to footnote (1) on page 118.

Table 28   General allowance and unrealized gains (losses) on investment securities

For the fiscal years ($ millions)	2003	2002	2001	2000	1999

General allowance	$1,475	$1,475	$1,475	$1,300	$1,300

Unrealized gains (losses) on investment securities
Common and preferred shares	$164	$(131)	$35	$466	$244
Emerging market bonds	512	219	298	388	154
Other fixed income	27	(113)	204	9	(98)

	$703	$(25)	$537	$863	$300

Table 29   Assets under administration and management

As at September 30 ($ billions)	2003	2002	2001	2000	1999

Assets under administration
Personal
Retail brokerage	$47.4	$41.0	$40.1	$44.9	$34.6
Investment management and trust	56.6	57.1	51.2	47.3	46.9

	104.0	98.1	91.3	92.2	81.5

Mutual funds	14.2	14.4	14.1	10.5	8.8
Institutional	43.8	31.9	47.7	54.0	52.6

Total	$162.0	$144.4	$153.1	$156.7	$142.9

Assets under management
Personal	$7.0	$7.8	$8.2	$8.7	$7.5
Mutual funds	11.6	12.2	12.0	8.1	7.1
Institutional	1.4	1.5	1.7	2.0	1.6

Total	$20.0	$21.5	$21.9	$18.8	$16.2

Table 30   Fees paid to the shareholders’ auditors

For the fiscal years ($ millions)	2003	2002

Audit services	$12.5	$9.2
Audit-related services	0.5	2.0
Tax services outside of the audit scope	2.2	2.2
Other non-audit services	1.2	0.9

	$16.4	$14.3

2003 Scotiabank Annual Report	71

Management’s Discussion & Analysis

Table 31   Selected quarterly information

	2003				2002

As at and for the quarter ended	Q4	Q3	Q2	Q1	Q4(1)	Q3	Q2	Q1(2)

Operating results ($ millions)
Net interest income (TEB(3))	1,584	1,630	1,603	1,611	1,702	1,733	1,712	1,796
Total revenue (TEB(3))	2,591	2,639	2,568	2,645	2,721	2,729	2,770	2,665
Provision for credit losses	120	200	248	325	429	400	350	850
Non-interest expenses	1,494	1,453	1,429	1,355	1,562	1,395	1,505	1,512
Provision for income taxes (TEB(3))	250	291	225	296	75	311	275	208
Net income	660	626	596	595	583	564	598	52
Net income available to common shareholders	650	616	572	568	559	537	571	25

Operating performance
Basic earnings per share ($)	1.28	1.22	1.14	1.12	1.11	1.07	1.13	0.05
Diluted earnings per share ($)	1.26	1.20	1.12	1.11	1.09	1.05	1.11	0.05
Return on equity (%)	18.6	17.7	17.2	16.6	16.5	16.2	18.3	0.8
Productivity ratio (%)(TEB(3))	57.7	55.1	55.6	51.2	57.4	51.1	54.3	56.7
Net interest margin on total average assets (%)(TEB(3))	2.22	2.28	2.25	2.17	2.28	2.33	2.34	2.41

Balance sheet information ($ billions)
Cash and securities	83.8	78.9	77.3	74.5	76.5	78.0	82.1	82.4
Loans and acceptances	178.5	179.6	189.2	188.0	194.1	194.7	191.4	187.7
Total assets	285.9	282.2	291.7	289.6	296.4	299.8	297.1	294.5
Deposits	192.7	190.3	189.2	192.7	195.6	197.5	195.4	194.5
Preferred shares	0.8	0.8	0.8	1.1	1.3	1.6	1.8	1.8
Common shareholders’ equity	13.8	13.9	13.6	13.7	13.5	13.4	13.0	12.6
Assets under administration	162.0	161.2	154.9	154.9	144.4	156.0	163.1	159.1
Assets under management	20.0	20.2	19.6	20.7	21.5	22.7	24.4	24.0

Capital measures (%)
Tier 1 capital ratio	10.8	10.6	10.3	10.0	9.9	9.8	9.9	9.2
Total capital ratio	13.2	13.1	12.7	12.8	12.7	12.5	13.4	12.7
Common equity to risk-weighted assets	9.2	9.1	8.7	8.8	8.6	8.3	8.3	8.0
Tangible common equity to risk-weighted assets	8.9	8.7	8.4	8.5	8.3	8.0	8.0	7.7
Risk-weighted assets ($ billions)	154.5	157.2	159.1	163.2	165.4	168.7	164.5	164.2

Credit quality
Net impaired loans after general allowance ($ millions)	47	317	378	559	620	1,019	515	670
General allowance for credit losses ($ millions)	1,475	1,475	1,475	1,475	1,475	1,475	1,475	1,475
Net impaired loans as a % of loans and acceptances(4)	0.03	0.18	0.20	0.30	0.32	0.52	0.27	0.36
Specific provision for credit losses as a % of average loans and acceptances	0.27	0.43	0.53	0.67	0.87	0.82	0.74	1.77

Common share information
Share price ($)
High	67.39	64.38	55.79	54.75	51.23	56.19	55.88	50.74
Low	58.37	55.03	49.67	44.55	42.02	44.06	45.20	44.05
Close	65.47	60.47	55.79	50.70	45.88	49.25	53.95	48.59
Shares outstanding (millions)
Average — Basic	505.9	505.2	503.5	504.5	504.0	504.8	504.3	504.3
Average — Diluted	514.2	513.8	511.3	512.3	510.9	513.5	513.3	513.2
End of period	505.4	506.1	504.0	503.7	504.1	503.8	505.3	503.7
Dividends per share ($)	0.44	0.44	0.40	0.40	0.37	0.37	0.37	0.34
Dividend yield (%)	2.8	2.9	3.0	3.2	3.2	3.0	2.9	2.9
Dividend payout ratio (%)	34.2	36.1	35.2	35.6	33.3	34.7	32.7	681.0
Market capitalization ($ billions)	33.1	30.6	28.1	25.5	23.1	24.8	27.3	24.5
Book value per share ($)	27.34	27.53	26.99	27.11	26.78	26.52	25.78	25.00
Market value to book value multiple	2.4	2.2	2.1	1.9	1.7	1.9	2.1	1.9
Price to earnings multiple (trailing 4 quarters)	13.8	13.2	12.6	11.4	13.7	14.8	16.3	15.2

(1)	Excluding charges for Argentina, the financial results would have been as follows: total revenue (TEB) $2,717, provision for credit losses $475, non-interest expenses $1,325 and provision for income taxes (TEB) $262. Net income would have been unchanged.

(2)	Excluding charges for Argentina, the financial results would have been as follows: total revenue (TEB) $2,772, provision for credit losses $350, provision for income taxes (TEB) $275, net income $592, net income available to common shareholders $565, return on equity 17.3%, specific provision for credit losses as a % of average loans and acceptances 0.73%, basic earnings per share $1.12, diluted earnings per share $1.10, dividend payout ratio 30.4% and price to earnings multiple 11.4.

(3)	Taxable equivalent basis.

(4)	Net impaired loans are impaired loans less the allowance for credit losses, including the general allowance.

72	2003 Scotiabank Annual Report